UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Toast Holdings, Inc.

Legal status of Issuer:

>   *Form:*

>   Corporation

>   *Jurisdiction of Incorporation/Organization:*

>   Delaware

>   *Date of Organization:*

>   October 28, 2015

Physical Address of Issuer:

149 East 23rd Street, #2054, New York, NY 10010

Website of Issuer:

https://wetoast.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,055,132	$1,291,317
Cash & Cash Equivalents	$323,928	$138,710
Accounts Receivable	$852,228	$197,406
Short-term Debt	$291,123	$211,834
Long-term Debt	$305,005	$146,259
Revenues/Sales	$1,322,758	$709,731
Cost of Goods Sold	$253,439	$320,582
Other Income	$0	$70,634
Taxes Paid	$0	$0
Net Income	($603,143)	($1,598,399)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 1, 2022

Toast Holdings, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Toast Holdings, Inc., ("**Toast**" the "**Company**," "**we**," "**us**", or "**our**"), the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$4.00	$96.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$4,280	$102,720
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$1,070,000	$42,800	$1,027,200

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)	In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.
(3)	The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)	Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.wetoast.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/we-toast.

The date of this Form C is June 1, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Toast Holdings, Inc. is a non-plant touching brand centered around making celebratory moments powered by the cannabis plant, incorporated in Delaware as a corporation on October 28, 2015.

The Company is located at 149 East 23rd Street, #2054, New York, NY 10010.

The Company's website is https://www.wetoast.com.

The Company conducts business in the United States and sells products on the internet throughout the United States.

The Company conducts business through its wholly-owned subsidiary Luxury Marketing & Packaging, LLC, a Colorado limited liability company, formed on July 20, 2016 ; California Marketing & Packaging, LLC, a California limited liability company, formed on December 11, 2017[1]; Nevada Marketing and Packaging, LLC, a Nevada limited liability company, formed on July 25, 2017; Oklahoma Marketing & Packaging, LLC, a Oklahoma limited liability company, formed on February 12, 2021; and Butterfly, LLC, a Colorado limited liability company, formed on August 27, 2018. The Company also conducts business through Rust Belt Marketing and Packaging, LLC, a Massachusetts limited liability company, formed on February 14, 2022 and We Toast IP, LLC, a California limited liability company, formed on July 11, 2018, owned 90% by the Company.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/we-toast (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 28, 2023
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.

---

[1] California Marketing & Packaging, LLC is currently listed as suspended on the California Secretary of State website. California Marketing & Packaging, LLC is not an operating entity, nor will it be operating in the near future.

| **Voting Rights** | See the description of the voting rights on page 51. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 41,800,000 shares of common stock, $0.005 par value per share, of which 12,020,298 shares of common stock are issued and outstanding and 20,945,205 shares of preferred stock, $0.005 par value per share, of which (i) 8,859,000 are designated as Series A Preferred Stock, $0.005 par value per share of which 8,438,938 shares are issued and outstanding and (ii) 12,086,205 are designated as Series A-1 Preferred Stock, $0.005 par value per share of which 10,327,270 shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

The cannabis industry is highly competitive and evolving.

The market for businesses in the cannabis industry is highly competitive and evolving. There may be no material aspect of our business that is protected by patents, copyrights, trademarks or trade names, and we may face strong competition from larger companies, including in our search for an initial business combination and those that may offer similar products and services to ours following our initial business combination. Our potential competitors may have longer operating histories, significantly greater financial, marketing or other resources and larger client bases than we will, and there can be no assurance that we will be able to successfully compete against these or other competitors. Additionally, because the cannabis industry is at an early stage, a potential target cannabis company may face additional competition from new entrants, including as a result of an increased number of licenses granted under any applicable regulatory regime.

If the number of users of medical cannabis increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, a target business may require a continued high level of investment in research and development, marketing, sales and client support. However, a potential target business may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations. Additionally, as new technologies related to the cultivation, processing, manufacturing and research and development of cannabis are being explored, there is potential for third party competitors to be in possession of superior technology that would reduce any relative competitiveness a potential business target may have.

As the legal landscape for cannabis continues to evolve, it is possible that the cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings. Given the rapid changes affecting the global, national, and regional economies generally and the cannabis industry, in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to keep pace with any changes in our markets, particularly, legal and regulatory changes. For example, it is likely that we, and our competitors, will seek to introduce new products in the future. Our success will also depend on our ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition and results of operations.

Confusion between legal Cannabis and illegal Cannabis.

There is risk that confusion or uncertainty surrounding our products with regulated cannabis could occur on the state or federal level and impact us. We may have difficulty with establishing banking relationships, working with investment banks and brokers who would be willing to offer and sell our securities or accept deposits from shareholders. Any of these additional factors, should they occur, could also affect our business, prospects, assets or results of operation could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company.

The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn, on our operations.

Many cannabis activities, products, and services still violate law.

The legal patchwork to which cannabis companies are subject is still evolving and frequently uncertain. While we believe that anti-cannabis laws are softening and that the trend is toward the legalization of cannabis products, many states and the U.S. government still view some or all cannabis activity as illegal. Notwithstanding this uncertainty, we intend to do our best to engage in activities that are unambiguously legal and to use what influence we have with our affiliates for them to do the same. But we will not always have control over those companies with whom we do business, and there is a risk that we could suffer a substantial and material loss due to routine legal prosecution. Similarly, many jurisdictions have adopted so-called "zero tolerance" drug laws and laws prohibiting the sale of what is considered drug paraphernalia. If our or our affiliates' activities related to cannabis activities, products, and services are deemed to violate one or more federal or state laws, we may be subject to civil and criminal penalties, including fines, impounding of cannabis products, and seizure of our assets.

Limited standardized research on the effect of cannabis.

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages. Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

Many cannabis businesses are dependent on key personnel with sufficient experience in the cannabis industry.

The success of businesses in the cannabis industry is largely dependent on the performance of their respective management teams and key employees and their continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and significant costs may be incurred to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent a business from executing on its business plan and strategy, and the business may be unable to find adequate replacements on a timely basis, or at all.

Because cannabis is illegal under U.S. federal law, cannabis businesses may be subject to civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Even if such insurance is otherwise available, we may not obtain such insurance, it may be more expensive that traditional insurance, and it may nonetheless exclude claims for certain matters, including matters illegal under U.S. federal law.

We may be subject to constraints on and differences in marketing our products under varying state laws.

There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

The results of future clinical research may be unfavorable to cannabis which may have a material adverse effect on the demand for our products.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although we believe that various articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding cannabis. Further, the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings will be favorable to the cannabis market or any particular product, or consistent with earlier research or findings. Future research studies and clinical trials may draw opposing conclusions to those stated in current research or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts related to cannabis, which could have a material adverse effect on the demand for our products, and therefore on our business, prospects, revenue, results of operation and financial condition.

Inconsistent public opinion and perception of the medical and adult-use cannabis industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising generally for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). Inconsistent public opinion and perception of the medical and adult-use cannabis may hinder growth and state adoption which could have a material adverse effect on our business, financial condition or results of operations.

Our investors and our directors, officers and employees who are not U.S. citizens may be denied entry into the United States.

Because cannabis remains illegal under United States federal law, those individuals who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21,

2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and, because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as us), who are not United States citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

We are subject to a number of risks because cannabis is illegal under federal law.

Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.

Under the Controlled Substances Act ("**CSA**"), the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich*, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.

Other laws that directly impact the cannabis growers that are end users of certain of our products include:

- Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.
- Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act ("**RICO**"). Intellectual property and proprietary rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.
- Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.
- Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit any funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act ("**BSA**"), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.
- Insurance that is otherwise readily available, such as general liability and directors and officer's insurance, may be more difficult to find, and more expensive.

The former administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys' offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys' offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While former U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws ("**NORML**") during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum issued in 2013 (the "**Cole Memorandum**") and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Successful litigation by non-cannabis states affected by cannabis legalization could have significant adverse effects on our business.

Due to variations in state law among states sharing borders, certain states which have not approved any legal sale of cannabis may seek to overturn laws legalizing cannabis use in neighboring states. For example, in December 2014, the attorney general of each of Nebraska and Oklahoma filed a complaint with the U.S. Supreme Court against the state of Colorado arguing that the Supremacy Clause (Article VI of the U.S. Constitution) prohibits Colorado from passing laws that conflict with federal anti-drug laws and that Colorado's laws are increasing cannabis trafficking in neighboring states that maintain cannabis bans, thereby putting pressure on such neighboring states' criminal justice systems. In March 2016, the U.S. Supreme Court, voting 6-2, declined to hear this case, but there is no assurance that it will do so in the future. Additionally, nothing prevents states' attorneys general from using the same or similar cause of action for a lawsuit in a lower federal or other court.

Previously, the U.S. Supreme Court has held that drug prohibition is a valid exercise of federal authority under the commerce clause; however, it has also held that an individual state itself is not required to adopt or enforce federal laws with which it disagrees. If the U.S. Supreme Court rules that a legal cannabis state's legislation is unconstitutional, that could result in legal action against other states with laws legalizing medical and/or recreational cannabis use. Successful prosecution of such legal actions by non-cannabis states could have significant adverse effects on our business.

There are risks related to the cannabis industry to which we may become subject.

We are subject to, and possibly adversely affected by, the following risks:

- The cannabis industry is extremely speculative and its legality is uncertain, making it subject to inherent risk;
- Use of cannabis that is not in compliance with the CSA is illegal under U.S. federal law, and therefore, strict enforcement of U.S. federal laws regarding the use, cultivation, manufacturing, processing,

transportation, distribution, storage and/or sale of cannabis would likely result in our inability to execute a business plan in the cannabis industry;

- Changes in the current policies of the Biden Administration and the U.S. Department of Justice resulting in heightened enforcement of U.S. federal cannabis laws may negatively impact our ability to pursue our prospective business operations and/or generate revenues;
- U.S. federal courts may refuse to recognize the enforceability of contracts pertaining to any business operations that are deemed illegal under U.S. federal law and, as a result, cannabis-related contracts could prove unenforceable in such courts;
- Consumer complaints and negative publicity regarding cannabis related products and services could lead to political pressure on states to implement new laws and regulations that are adverse to the cannabis industry, to not modify existing, restrictive laws and regulations or to reverse current favorable laws and regulations relating to cannabis;
- Assets leased to cannabis businesses may be forfeited to the U.S. federal government in connection with government enforcement actions under U.S. federal law;
- U.S. Food and Drug Administration regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which could directly affect our financial condition;
- Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are needed to operate our business, which may expose us to additional risks and financial liabilities;
- The cannabis industry may face significant opposition from other industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources;
- Many national and regional banks have been resistant to doing business with cannabis companies because of the uncertainties presented by federal law and, as a result, we may have difficulty accessing the service of banks, which may inhibit our ability to open bank accounts or otherwise utilize traditional banking services;
- Due to our proposed involvement in the regulated cannabis industry, we may have a difficult time obtaining financing in connection with our initial business combination or thereafter;
- Laws and regulations affecting the regulated cannabis industry are varied, broad in scope and subject to evolving interpretations, and may restrict the use of the properties we acquire or require certain additional regulatory approvals, which could materially adversely affect our operations;
- National securities exchanges may not list companies engaged in the cannabis industry; and
- Risks similar to those discussed above based on regulations of other jurisdictions in which a prospective target may operate or be organized in.

Any of the foregoing could have an adverse impact on our operations following a business combination.

There is uncertainty in pricing and demand for cannabis-based products.

The anticipated pricing of cannabis products may differ substantially from current levels given changes in the competitive and regulatory landscape. The potential target company's business model may be susceptible to erosion of profitability should cannabis and cannabis-related products experience secular pricing changes. Potential sources of pricing changes include over-production, regulatory action, increased competition or the emergence of new competitors. Additionally, even if pricing of the broader cannabis and cannabis-related product market is sustained, there is no guarantee that a potential target cannabis company will be successful in creating and maintaining consumer demand and estimated pricing levels. To do this, the potential target company may be dependent upon, among other things, continually producing desirable and effective cannabis and cannabis-related products and the continued growth in the aggregate number of cannabis consumers. Campaigns designed to enhance the potential target company's brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If the potential target company is unable to attract new consumers, it may not be able to increase its sales.

Certain events or developments in the cannabis industry more generally may impact our reputation.

Damage to our reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. If we acquire a target business in the cannabis industry, because cannabis has been commonly associated with various other narcotics, violence and criminal activities, there is a risk that our business might attract negative publicity. There is also a risk that the actions of other companies, service providers and customers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to our activities and the cannabis industry in general, whether true or not.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and realize our growth prospects.

Many cannabis businesses are subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to various environmental regulations in the jurisdictions in which they operate. These regulations may mandate, among other things, the maintenance of air and water quality standards and land reclamation. These regulations may also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect a potential target business.

A drop in the retail price of cannabis products may negatively impact our business.

The fluctuations in economic and market conditions that impact the prices of commercially grown cannabis, such as increases in the supply of cannabis and decreases in demand for cannabis, could have a negative impact on our clients that are cannabis producers, and therefore could negatively impact our business

The legality of cannabis uses could be reversed in one or more states.

The voters or legislatures of states in which various marijuana uses have been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana and cannabis related businesses. These actions might force us to cease aspects of our operations in one or more states entirely.

Changes in consumer preferences and acceptance of cannabis, or any negative trends, will adversely affect our business.

Our business is substantially dependent on market acceptance of cannabis. Market perception of cannabis can be significantly influenced by a number of social, political and economic factors that are beyond our control, including scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding such products and treatments. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the market for any of our current or future cannabinoid-based therapies. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products, as well as our business, results of operations, financial condition and cash flows.

We also believe that large, well-funded pharmaceutical and other related businesses and industries may have economic reasons to oppose cannabinoid-based therapies. The pharmaceutical industry is well-funded with a strong and experienced lobby presence at both the federal and state levels, as well as internationally, that surpasses financial resources of the current group of medical cannabis research and development companies. Any effort by the pharmaceutical lobby to halt or delay cannabinoid-based medical products and therapies could have a detrimental impact on our business.

The Federal Government's attitude toward cannabis could materially harm our business.

Changes to the Federal Government's administration and the manner in which the federal government regulates cannabis, including how it intends to enforce laws prohibiting medical marijuana and recreational cannabis use, could materially negatively affect our business.

If recreational or medical-use consumers elect to produce cannabis for their own purposes, it could reduce the addressable market for a potential target cannabis company's products.

Cannabis regulations may permit the end user to produce cannabis for their own purposes. It is possible that the ability of an end user to produce cannabis for their own purposes could significantly reduce the addressable market for a potential target cannabis company's products and could materially and adversely affect the business, financial condition and results of operations of a potential target cannabis company.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause a fluctuation in revenue.

Changes in the legal status of cannabis may result in an initial surge in demand. As a result of such initial surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use recreational and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

However, in the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use recreational and medical markets, as applicable, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected.

Competition from synthetic products may adversely affect the business, financial condition or results of operations of a potential target cannabis company.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects of cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of a potential target cannabis company to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on a potential target cannabis company's business, financial condition or results of operations.

The cannabis industry is subject to transportation disruptions, including those related to an agricultural product.

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of a potential target cannabis company's business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the potential target company's business, financial condition and results of operations. Due to the nature of a potential target cannabis company's products, security of the product during transportation to and from its facilities may be important. A breach of security during transport or delivery could have a material adverse effect on a potential target company's business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of regulatory authorities, could also have an impact on the potential target company's ability to continue operating under its license or the prospect of renewing its licenses.

To the extent we acquire cannabis businesses or assets, there may be a lack of access to U.S. bankruptcy protections.

Because cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a company we acquire as part of a qualifying transaction were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on the rights of its lenders and security holders.

Any of the foregoing could have an adverse impact on our operations following a business combination. However, our efforts in identifying prospective target businesses are not restricted to the cannabis industry. Accordingly, if we acquire a target business in another industry, these risks will likely not affect us and we will be subject to other risks attendant with the specific industry in which we operate or target business which we acquire, none of which can be presently ascertained.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market for our products and services, which could adversely impact our business, revenue and earnings.

High tax rates on cannabis and compliance costs in many states may limit our customer base.

Many states impose excise tax on products sold at licensed cannabis dispensaries. Local jurisdictions typically impose additional taxes on cannabis products. In addition, our supply chain incurs significant costs complying with state and local laws and regulations. As a result, our products, which are sold through licensed dispensaries will likely cost more than similar products sold by unlicensed vendors and we may lose market share to those vendors.

New regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business. The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, Oregon and Washington, with a large number of those growers depending on products similar to those we market. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the CSA. Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.

Disruptions to cultivation, manufacturing and distribution of cannabis in multiple states may negatively affect our access to products for sale at dispensaries with which we partner.

Local laws and regulations may require us to purchase products only from licensed vendors and through licensed distributors. To date, a relatively small number of licenses have been issued in a few states to cultivate, manufacture and distribute cannabis products. In addition, our products are currently cultivated and manufactured by third parties. As a result, if an insufficient number of cultivators, manufacturers and distributors are able to obtain licenses our ability to purchase products and bring them to market through authorized and licensed dispensaries may be limited and may impact our sales.

Certain state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. For example, the Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California, which agency is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, delivery services, extractors, manufacturers, distributors and similar businesses to bring our products to market. Where required, these third parties may operate under licenses that have been granted by state regulators, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses. In the event any state regulator rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021, 2022 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Punit Seth, our Chief Executive Officer and Director, Shovahn Rincon, our Chief Operations Officer and Director, Will Clayton, our Head of Corporate Development and Chris Burggraeve, our Executive Chairman. The loss of Punit Seth, Shovahn Rincon, Will Clayton and Chris Burggraeve, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not authorized to conduct business in New York.

Although our primary business address is in New York, we have not filed an application for authority to conduct business as a foreign corporation with the New York State Department of State. Thus, to the extent we are required to file such application, we may be, or may become, subject to penalties, fees, fines or taxes for any business operations transacted in New York without the required filings. The cost to the Company for such compliance could be substantial and could have a material adverse effect on the Company's results of operations, and, as a result, could impair the value of the Company and the Securities.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the

Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

CANNABIS TRANSPARENCY AND DISCLOSURE REQUIREMENTS.

INVESTOR, ON BEHALF OF ITSELF AND (TO THE EXTENT APPLICABLE) ITS OFFICERS, MANAGERS, EMPLOYEES, AGENTS, MEMBERS OR PARTNERS, ACKNOWLEDGES AND UNDERSTANDS THAT THE PROCEEDS FROM THE OFFERING WILL BE USED BY COMPANY FOR CANNABIS RELATED BUSINESS ACTIVITY ("CANNABIS BUSINESS"). INVESTOR ACKNOWLEDGES AND UNDERSTANDS THAT CANNABIS RELATED BUSINESSES ARE SUBJECT TO EXTENSIVE REGULATION, AND AS A RESULT INVESTOR MAY BE REQUIRED TO PROVIDE DETAILED INFORMATION RELATING TO ITS IDENTITY AND INTEREST IN THE COMPANY UNDER APPLICABLE LAWS, INCLUDING CALIFORNIA CODE TITLE 16, DIVISION 42 (BUREAU OF CANNABIS CONTROL). INVESTOR AGREES TO AUTHORIZE COMPANY TO INCLUDE ALL LEGALLY REQUIRED INFORMATION TO APPLICABLE STATE AND LOCAL AGENCIES; AND FURTHER AGREES AND COMMITS TO PROVIDE ALL NECESSARY INFORMATION FOR COMPANY TO COMPLY WITH APPLICABLE LAW, INCLUDING BUT NOT LIMITED TO: NAME, CONTACT INFORMATION, TITLE, BENEFICIAL OWNER AND OWNERSHIP STRUCTURE (INCLUDING INDIVIDUAL BENEFICIAL OWNERS) OF INVESTOR TO THE EXTENT INVESTOR IS NOT A NATURAL PERSON; AND OWNERSHIP INTEREST IN COMPANY. THE ABOVE TRANSPARENCY AND DISCLOSURE REQUIREMENTS WILL SURVIVE FOR SO LONG AS INVESTOR HOLDS ANY FINANCIAL OR EQUITY INTEREST IN COMPANY.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Toast is a multi-state brand which aims to be one of the first national cannabis brands. Toast is executing on a strategy to be operating in 10-15 states by 2023 serving an overwhelming majority of the US Population. This is unprecedented growth and not seen by other brands in our industry. Toast partners with licensed partners in each state and has established relationships with multi-state operators to accelerate its growth. In addition, Toast has hemp collaborations that build its brand presence and distribution outside the regulated cannabis channel to drive brand awareness in emerging markets and drive customer acquisition for future Toast markets.

Business Plan

Toast Holdings, Inc. (the "Company") is a Delaware corporation registered on October 28, 2015. The company is a holding of subsidiary companies that produce branded packaging and hemp products under the "Toast" brand. The company holds either the totality or a controlling majority of shares in six subsidiaries that all currently operate within the United States. The company has operated completely remote to-date, and it began operations in 2015.

The company's branded packaging business operates under a brand licensing model on a state-by-state basis. Branded packaging is sold Wholesale to licensees (aka "Co-packers" or "Partners") that pay the company a pre-determined brand licensing fee upon the production or sale of a branded finished good by the licensee depending on the specific licensee agreement. The licensees are responsible for manufacturing and distributing all branded finished goods, and these processes are carried out in accordance with the company's standards of production (SOP's) and brand intellectual property (IP) requirements as defined by the brand license agreements.

The company's hemp business consists of the production and sale of branded products in the legal hemp industry. All hemp products are produced by third party manufacturers and undergo strict lab testing and quality assurance procedures designed to ensure product safety and compliance with applicable federal and state regulations. These branded products are then sold Wholesale (B2B) by the company to traditional (retail) stores and resellers (including sales distributors) and Direct-to-Consumer (D2C) via the company's eCommerce platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Toast Packaging	Our branded packaging is sold wholesale to various operators in states and is available in a variety of formats including stock and custom components.	Colorado, Nevada, Oklahoma
Toast Full Spectrum Hemp Oil	Our Full Spectrum Hemp Oil Tinctures have Organic Virgin Fractionated Coconut Oil, and are USDA Organic, Gluten Free, and Vegan. These tinctures comes in 5 signature flavors (Original, Cold Pressed Orange, Cold Pressed Lemon, Cinnamon, and Spiked Pumpkin) in 3 different strengths (250mg 'Everyday', 500mg 'Extra Strength', 1000mg 'Max Strength').	Nationwide in the US
Toast Pet (Woef and Miau)	Full spectrum hemp oils specifically formulated for cats and dogs by veterinarians using friend of the sea oils (Wild Alaskan Salmon and Wild Anchovy). These vegan, vet friendly,	Nationwide in the US

	oils are great for thunderstorms, fireworks, and general pain management and recovery.	
Toast Emerald	Our premium Full-Spectrum Hemp pre-roll, a.k.a the Slice, delivers the uncompromised, unadulterated effects of the plant. Our pre-rolls are expertly packed with full flower hemp, responsibly grown in the US. With 100mg of CBD per Slice plus CBG, CBC, and other cannabinoids, experience the whole plant as nature intended.	Nationwide in the US
Toast Chocolate Supplement	A collaboration with Fine & Raw, an renown artisanal Brooklyn-based chocolatier. Fine & Raw's hand-made chocolate 'chunks' are infused with Toast Full Spectrum Hemp Oil for an amazing organic, gluten free, vegan, chocolate that comes in 2 strengths (20mg and 100mg).	Nationwide in the US

Competition

Although the Company is non-plant touching, the industry is growing and has many players and new entrants. There are very few breakaway brands like Toast which have become a Multi-State brand on a path to quickly become a national brand. Our investment deck has a clear 2X2 which highlights the handful of brands that we believe while don't directly compete with us are brands that we watch and monitor. We have a number of competitive advantages including our team which has a 60+ years of experience and successful track record in CPG. We also have established distribution nationwide across markets. Our unique brand position has attracted some of the most coveted influencer, brand, retail & distro partnerships (e.g, Columbia Care). While this is an intangible, it is not something that can be easily replicated. Innovation is part of our DNA.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Regardless of the business segment or sales channel, Toast's customers include adults spanning all demographics. A common thread amongst many of our core B2B and D2C customers are that they're typically interested in both the wellness and recreational qualities of 'the plant', and value quality products and ingredients delivered in a beautiful, user-friendly, form factor. In our packaging business, we generally have one customer in each market in which we operate who is our co-packer. Our co-packer uses Toast Packaging to make finished goods which are then sold to retailers. In our Hemp business, we sell our branded finished Toast products to a wide range of businesses and end-users via our wholesale (B2B) and eCommerce (D2C) channels. Our B2B customers include regional and national distributors, traditional brick and mortar, hospitality (incl. nightlife), restaurants, grocery, convenience, health and wellness (incl. spas and massage parlors), and many more. Our D2C customers include a wide range of adults across the US spanning all ages and demographics.

Supply Chain

Our team works with our packaging vendors domestically and overseas to design and develop Toast Packaging. Packaging is stored and fulfilled from one of our warehouses including our third party logistics (3PL) partner located in Ft. Lauderdale, Florida.

Our hemp oils are certified USDA Organic and formulated in Durango, CO. Our hemp flower is sourced from a variety of state compliant farmers nationwide. Our hemp oil is sometimes provided to brand partners to develop a new product like our chocolate supplements. All manufacturing of finished goods occurs with our co-packer or one of our brand partners. While Toast does not manufacture, Toast leads product development for our hemp products. All finished goods are stored and fulfilled out of our third party logistics (3PL) partner in Ft. Lauderdale, Florida.

Intellectual Property

Trademark	Application Number	Registration Number	Filed Date	Registration Date	Jurisdiction
THE CHAMPAGNE OF CANNABIS*	02003881	02003881	2020-03-16	2020-03-16	California
BUTTERFLY (stylized/design 2)**	304152	304152	2018-06-02	2018-06-02	California
TOAST logo* - (restricted use)	303620	303620	2018-07-24	2018-07-24	California
SLICES	1,817,310	1,040,971	2017-01-09	2019-07-12	Canada
TOAST	1,817,309	1,040,985	2017-01-09	2019-07-12	Canada
BUTTERFLY (stylized/design)	1,817,308	1,040,986	2017-01-09	2019-07-12	Canada
D.COSMO	1,946,366		2019-02-14		Canada
COSMO	1,946,365		2019-02-14		Canada
TOAST	2,004,750		2020-01-06		Canada
TOAST*	20181887594	20181887594	2018-11-12	2018-11-12	Colorado
TOAST*	20181887607	20181887607	2018-11-12	2018-11-12	Colorado
THE CHAMPAGNE OF CANNABIS*	20181921744	20181921744	2018-11-26	2018-11-26	Colorado
TOAST*	20201021501	20201021501	2020-01-08	2020-01-08	Colorado
TOAST	0039465558	0039465558	2020-01-13	2020-01-13	Connecticut

TOAST	18104939	18104939	2019-08-07	2020-01-11	European Union
TOAST	T-30015	T-30015	2020-02-04	2020-02-04	Georgia (US)
TOAST	113828	113828	2020-01-14	2020-01-14	Illinois
TOAST*	E0045252019-7	E0045252019-7	2019-01-30	2019-01-30	Nevada
TOAST	7002081	7002081	2020-01-13	2020-01-13	Pennsylvania
TOAST	3435802	3435802	2019-10-11	2020-01-10	United Kingdom
TOAST	UK00918104939	UK00918104939	2019-08-07	2020-01-11	United Kingdom
BUTTER BY TOAST and Design	UK00003614920	UK00003614920	2021-03-23	2021-08-06	United Kingdom
BUTTERFLY (stylized/design)	87/118,390	5,424,219	2016-07-27	2018-03-13	United States of America
TOAST	87/118,400	5,424,220	2016-07-27	2018-03-13	United States of America
SLICES	87/133,461	5,424,243	2016-08-10	2018-03-13	United States of America
TOAST logo & design	87/473,424	5,500,698	2017-06-02	2018-06-26	United States of America
TOAST	88/369,290	6,098,806	2019-04-03	2020-07-14	United States of America
BUTTERFLY (stylized/design)	88/369,352	6,056,405	2019-04-03	2020-05-19	United States of America
TOAST	88/417,134		2019-05-06		United States of America
SLICE	88/417,278		2019-05-06		United States of America
TOAST	88/515,148	6,436,762	2019-07-15	2021-08-03	United States of America
BUTTERFLY (stylized/design)	88/515,192	5,967,080	2019-07-15	2020-01-21	United States of America

BUTTER BY TOAST and Design	90/236,287		2020-10-05		United States of America
TOAST	303617	303617	07/24/2018	07/24/2018	California
BUTTERFLY logo	303622	303622	08/07/2018	08/07/2018	California

*We Toast IP, LLC is the owner of the registration

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	4%	$42,800
Inventory	30%	$7,500	30%	$321,000
Sales & Marketing and Innovation	40%	$10,000	40%	$428,000
Payroll & GA	26%	$6,500	26%	$278,200
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Inventory - We intend to use approximately 30% of the Maximum Offering Amount raised to increase our inventory levels to meet our forecasts.

Sales and Marketing – We intend to use approximately 40% of the Maximum Offering Amount to drive sales by increasing marketing efforts and spend. These marketing and sales efforts will be a combination of digital, trade and field marketing.

Payroll & General Administrative – We intend to use approximately 26% of the Maximum Offering Amount to pay our team and cover general and administrative costs in growing our business.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Punit Seth	Co-founder, Chief Executive Officer, and Board Director	Chief Executive Officer of Toast, 2015-Present	Clemson University, Bachelor of Science in Computer Information Systems (2005); New York University, MBA (2010)
Chris Burggraeve	Co-Founder and Executive Chairman	Executive Chairman and Co-Founder of Toast, 2016-Present; Founder and CEO of Vicomte, LLC, 2013-Present	KU Leuven, MS in Economics and International Business (1986); Centre Europeen universitaire, MS in European Economics (1988); RIUM (NYU, LSE, HEC), EMBA (2005)

| Shovahn Rincón | COO, Co-Founder and Board Director | COO of Toast, 2017-Present | Northwestern University, Bachelor of Science in Computer Science (2003) |

Biographical Information

Punit Seth is a seasoned strategy and operations management executive with 15+ years of experience and specializations in program management, strategic planning, operations management, executive communication, human resources management, and turnaround/ transformation management. Punit has worked for and advised notable organizations across several industries including: Bridgewater Associates, Accenture, Bank of America, Walgreens, US Department of Commerce, NYC Government, Bristol-Myers Squibb, Merck, American Express, and more. Punit decided to leave his successful corporate career in 2015 and focus on starting Toast. Punit is a native of Charleston, SC and received his Bachelor of Science in Computer Information Systems and graduated Summa Cum Laude with General Honors from Clemson University. He also received his MBA from the Leonard N. Stern School of Business at New York University.

With 30+ years of experience, Chris Burggraeve is a multiple award winning, world class marketing operator and thought leader turned entrepreneur, advisor/investor/board member, and academic/author/speaker. Always testing new frontiers as the best place to keep learning, Chris was among the first senior CPG leaders to play an active role in the controversial global cannabis business. Chris' corporate marketing career spanned 23 years working for P&G, The Coca-Cola Company, and AB InBev, where he was Global CMO (07-12). Chris was an operating advisor in a leading Belgian family fund and is an LP in 3 VCs (1 in EU, 2 in US). Noteworthy exits to date include Sir Kensington's, sold to Unilever (4/17), and FlashStock, sold to Shutterstock (7/17). Chris also sits on the board of Virgin SPAC with Richard Branson. End 2012 he joined NYU Stern and the Trium Global MBA Academic Board as adjunct faculty. Chris will also likely become the first CMO in space (with Virgin Galactic).

Shovahn Rincón is a former management consulting executive with 15+ years of experience in Portfolio Management, Business Development, Technology Strategy, Operations and Delivery. She has advised and worked alongside Senior Executives in both the commercial and non-profit sectors across 5 continents. Shovahn specializes in building global teams to tackle large-scale organizational transformation, including post M&A integration, back office outsourcing, and new business launches. For example, she played key roles in introducing clinical services to Walgreens stores, integrating T-Mobile and MetroPCS services post merger, and architecting the outsourcing solution for back office functions at Best Buy. Clients include Facebook, T-Mobile, Walgreens, Best Buy, Cardinal Health, Bristol Myers Squibb, Greenpeace and The Red Cross, among many others. Shovahn graduated summa cum laude from Northwestern University with a Bachelor of Science in Computer Science.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Will Clayton	Director, Corporate Development	Toast: Strategy Manager (2018-2020) and Director, Corporate Development (2020-Present)	Towson University Bachelor in Science in Business and Finance (2010)

Biographical Information

Will Clayton has 10+ years of experience primarily in front office finance where he's worked in the public and private equity markets on both the sell-side and buy-side doing in-depth financial analysis, market research, investment due diligence, fundraising, strategic planning, and business development. Will's experience prior to Toast includes public equity investing in the Global TMT space at Addend Capital (Equity Long/Short fund), and Private Equity investing at Digital Bridge, a leader in Global Communications Infrastructure. Will also has experience in Equity Research at Susquehanna International Group (SIG) covering US Software, Macquarie Group covering US & LatAm Telecom Services and Infrastructure, and Bloomberg LP covering European equities. Will also co-founded an eCommerce company as the CFO and co-founded a sector focused public equity strategy at Digital Bridge. Will graduated from Towson University with a Bachelor of Science in Business with a Finance Concentration.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 41,800,000 shares of common stock, par value $0.005 per share (the "**Common Stock**"), 8,859,000 shares of Series A Preferred stock, par value $0.005 (the "**Series A Preferred Stock**") and 12,086,205 shares of Series A-1 Preferred stock, par value $0.005 (the "**Series A-1 Preferred Stock**", together with the Series A Preferred Stock, the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 12,020,298 shares of Common Stock and 18,766,208 shares of Preferred Stock will be issued and outstanding consisting of 8,438,938 shares of Series A Preferred Stock and 10,327,720 shares of Series A-1 Preferred Stock.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,020,298
Par Value Per Share	$0.005
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.10%

Type	Series A Preferred Stock
Amount Outstanding	8,438,938
Par Value Per Share	$0.005
Voting Rights	Series A Shares will be entitled to one (1) vote and the Series A Shares will vote as one class with such vote being based on the votes of a majority of the shares of Series A Shares.
Anti-Dilution Rights	In the event the Company shall at a certain time after a certain closing date of Preferred Stock issue certain additional share of common stock, without consideration or for a consideration per share less than the certain applicable conversion price for a series of Preferred Stock in effect immediately prior to such issue, then the certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the one-hundredth of a cent) determined in accordance with the following formula: CP2 = CP1 x (A+B) / (A + C) For purposes of the foregoing formula, the following definitions shall apply: "CP2" is the certain conversion price in effect immediately after such issue of certain additional shares of common stock. "CP1" is the certain conversion price in effect immediately prior to such issue of certain additional

	shares of common stock. "A" is the number of shares of common stock outstanding and deemed outstanding immediately prior to such issue of certain additional shares of common stock (treating for this purpose as outstanding all shares of common stock issuable upon exercise of options or conversion or exchange of convertible securities (including the Preferred Stock) outstanding immediately prior to such issue). "B" is the number of shares of common stock that would have been issued if such certain additional shares of common stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1).
Other Rights	Preemptive Rights. If the Company proposes to issue or sell any Shares or other Equity Securities (other than Series A Shares), the Shareholders, including the Series A Shareholders, shall have the right to purchase, upon the same terms as are proposed, all or a portion of that number and class of additional Shares or other Equity Securities proposed to be issued by the Company to such Person equal to the product of (i) the number of Shares that the Company proposes to issue to such Person and (ii) a fraction, the numerator of which is the number of Shares held by each Shareholder immediately prior to that issuance, and the denominator of which is the total number of Shares then issued and outstanding. The Company shall give notice (the "Preemptive Rights Offering Notice") to the Shareholders setting forth the time, which shall not be fewer than twenty (20) Business Days (the "Preemptive Rights Notice Period"), after which, and the terms and conditions upon which, the Person to whom the proposed issuance is to be made may purchase the remaining Shares or other Equity Securities. Within ten (10) Business Days after the giving of the Preemptive Rights Offering Notice, if any Shareholder wishes to purchase any such Shares or other Equity Securities, it shall give irrevocable notice of its decision to exercise the option under this Section. If all the Shares or other Equity Securities referred to in the Preemptive Rights Offering Notice are not elected to be purchased by the Shareholders, the Company, at its option, may elect to sell, without such sale constituting a new or separate issuance, any remaining Shares or other Equity Securities to the person(s) or entity(ies) that is purchasing the Shares in connection with the transaction that caused the Preemptive Rights Offering Notice. The consideration paid for and the other terms upon which the Shares or other Equity Securities are sold shall not be more favorable to the prospective purchaser(s) than those specified in the Preemptive Rights Offering Notice. Notwithstanding the foregoing, the Preemptive Rights provided for in this Section 4.2 and/or the Preemptive Rights Notice Period may be waived by the Shareholders owning a majority of

Shares. For the sake of clarity, nothing in this Section 4.2 shall be deemed to give any Shareholder any preemptive rights relating to any issuance of Equity Securities and/or options to purchase Equity Securities to employees, consultants, vendors, and/or advisors pursuant to any option plan or securities award/grant approved by the Company's Board of Directors and/or any issuance of Equity Securities issued in connection with any merger or acquisition by the Company.

Company Right of First Refusal. Before any Purchaser may sell or otherwise transfer (whether voluntary, involuntary, by assignment, pledge, mortgage, encumbrance or other disposition) (a "Stockholder Transfer"), other than as set forth in this Agreement, any Securities, the Company shall have the right of first refusal (the "Right of First Refusal") to purchase all or any portion of such Securities on the terms and conditions set forth in this Section . (a) Notice of Proposed Sale or Transfer. Each Purchaser proposing to make a Stockholder Transfer (a "Selling Stockholder") shall promptly deliver a written notice to the Company (the "Notice") stating: (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed purchaser or other transferee (the "Proposed Transferee"); and (iii) the number and type of Securities to be transferred to each Proposed Transferee. The Notice shall also include a copy of the written offer of the Proposed Transferee, which shall specify (i) the aggregate amount of consideration (the "Offered Price") for which the Proposed Transferee proposed to buy the Securities in the proposed sale, and (ii) all other material terms of such proposed sale, including without limitation the proposed date when such sale shall be consummated. The Selling Stockholder shall offer the Securities at the Offered Price and upon the same terms (or terms as similar as reasonably possible) to the Company. If all or part of the consideration proposed to be paid for the Securities is in property, services or other non-cash consideration, the fair market value of the consideration shall be determined in good faith by the Company's Board of Directors and as set forth in the Notice. If the Company cannot for any reason pay for the Securities in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Notice.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice (the "Right of First Refusal Period"), the Company shall have the right to submit, prior to the end of such period, notice of its irrevocable commitment to exercise its Right of First Refusal and such notice shall include the number of Securities the Company intends to purchase. Upon expiration or exercise of the Right of First Refusal, the Company will provide notice to the Selling Stockholder as to whether or not the Right of First Refusal has been or will be exercised by the Company. Payment of the Offered Price by the Company shall be made, at the option of the Company, in cash (by check or wire transfer of immediately available funds), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within ten (10) business days after the expiration of the Right of First Refusal Period.

Tag-Along Rights. (a) If at any time any Shareholder(s) of the Company desire(s) to voluntarily sell Shares in the Company that in the aggregate equals more than 50% of the total issued and outstanding shares in the Company at such time (the "Tag-Along Shares"), such Shareholder(s) shall deliver to all Shareholders a written notice (the "Tag-Along Notice") specifying all of the material terms of the proposed sale, including the purchase price for which the selling Shareholder(s) propose(s) to sell the Tag-Along Shares, the identity of the proposed purchaser of the Tag-Along Shares (the "Tag-Along Purchaser"), and any copies of any agreement or documents to be executed or delivered in connection with the proposed sale, if available at that time.

(b) If any Shareholder exercises its right hereunder, he/she/it shall have the right to include that number (but not less than that number) of Shares as is equal to the total number of Tag-Along Shares to be purchased by the Tag-Along Purchaser multiplied by a fraction, the numerator of which is the number of Shares such Shareholder owns and the denominator of which is the total number of Shares in the Company then outstanding. A Shareholder shall not agree to sell any Shares to a Tag-Along Purchaser unless the Tag-Along Purchaser is willing to purchase the Shares in the manner provided in this Section. A sale under this Section shall be on the same terms and conditions as is set forth in the Tag-Along Notice.

Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock, and (ii) the Board of Directors approve a sale of all or substantially all of the Company's assets (a "Sale Event"), then each Purchaser hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all Shares now or hereafter directly or indirectly owned of record or beneficially by such Purchaser in favor of, and to adopt, such Sale Event and to execute and deliver all related documentation and take such other action in support of the Sale Event as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for

	transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents (a "Drag Along Transaction"). Notwithstanding the foregoing, any Drag Along Transaction shall comply with the following: (i) the proceeds from the Sale Event shall be distributed to all Shareholders pro rata based on their equity ownership percentage in the Company and shall give effect to the Series A Liquidation Preference (defined below); (ii) any indemnification obligations of any Shareholder shall be limited to the proceeds received by such Shareholder from the Drag Along Transaction; (iii) no Series A Shareholder shall be required to sign any non-compete agreement in connection with such Sale Event; and (iv) all of the consideration payable in respect of the Shares shall be in the same form or, if there is a choice of consideration, each Shareholder shall have the same choice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In addition, unless otherwise provided in this Agreement and/or any other agreement with the Company, any future sale of our equity securities would dilute the ownership and control of our current shareholders and could be at prices substantially below prices at which our shares currently trade. The Company's inability to raise capital could require it to significantly curtail or terminate its operations.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.10%

Type	Series A-1 Preferred Stock
Amount Outstanding	10,327,270
Par Value Per Share	$0.005
Voting Rights	Series A-1 Shares will be entitled to one (1) vote and the Series A-1 Shares will vote together with the Series A Holders as a single class with such vote being based on the votes of a majority of the shares of Preferred Stock.
Anti-Dilution Rights	In the event the Company shall at a certain time after a certain closing date of Preferred Stock issue certain additional share of common stock, without consideration or for a consideration per share less than the certain applicable conversion price for a series of Preferred Stock in effect immediately prior to such issue, then the certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the one-hundredth of a cent) determined in accordance with the following formula: CP2 = CP1 x (A+B) / (A + C) For purposes of the foregoing formula, the following definitions shall apply:

	"CP2" is the certain conversion price in effect immediately after such issue of certain additional shares of common stock.

"CP1" is the certain conversion price in effect immediately prior to such issue of certain additional shares of common stock.

"A" is the number of shares of common stock outstanding and deemed outstanding immediately prior to such issue of certain additional shares of common stock (treating for this purpose as outstanding all shares of common stock issuable upon exercise of options or conversion or exchange of convertible securities (including the Preferred Stock) outstanding immediately prior to such issue).

"B" is the number of shares of common stock that would have been issued if such certain additional shares of common stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1). |
| **Other Rights** | <u>Preemptive Rights</u>. If the Company proposes to issue or sell any Shares or other Equity Securities (other than Series A-1 Shares), the Series A-1 Shareholders shall have the right to purchase, upon the same terms as are proposed, all or a portion of that number and class of additional Shares or other Equity Securities proposed to be issued by the Company to such Person equal to the product of (i) the number of Shares that the Company proposes to issue to such Person and (ii) a fraction, the numerator of which is the number of Shares held by each Shareholder immediately prior to that issuance, and the denominator of which is the total number of Shares then issued and outstanding. The Company shall give notice (the "Preemptive Rights Offering Notice") to the Series A-1 Shareholders setting forth the time, which shall not be fewer than ten (10) days (the "Preemptive Rights Notice Period"), after which, and the terms and conditions upon which, the Person to whom the proposed issuance is to be made may purchase the remaining Shares or other Equity Securities. Within ten (10) days after the giving of the Preemptive Rights Offering Notice, if any Shareholder wishes to purchase any such Shares or other Equity Securities, it shall give irrevocable notice of its decision to exercise the option under this Section. If all the Shares or other Equity Securities referred to in the Preemptive Rights Offering Notice are not elected to be purchased by the Shareholders, the Company, at its option, may elect to sell, without such sale constituting a new or separate issuance, any remaining Shares or other Equity Securities to the person(s) or entity(ies) that is purchasing the Shares in connection with the transaction that caused the Preemptive Rights Offering Notice.

<u>Company Right of First Refusal</u>. Before any Purchaser |

may sell or otherwise transfer (whether voluntary, involuntary, by assignment, pledge, mortgage, encumbrance or other disposition) (a "Stockholder Transfer"), other than as set forth in this Agreement, any Securities, the Company shall have the right of first refusal (the "Right of First Refusal") to purchase all or any portion of such Securities on the terms and conditions set forth in this Section.

(a) Notice of Proposed Sale or Transfer. Each Purchaser proposing to make a Stockholder Transfer (a "Selling Stockholder") shall promptly deliver a written notice to the Company (the "Notice") stating: (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed purchaser or other transferee (the "Proposed Transferee"); and iii) the number and type of Securities to be transferred to each Proposed Transferee. The Notice shall also include a copy of the written offer of the Proposed Transferee, which shall specify (i) the aggregate amount of consideration (the "Offered Price") for which the Proposed Transferee proposed to buy the Securities in the proposed sale, and (ii) all other material terms of such proposed sale, including without limitation the proposed date when such sale shall be consummated. The Selling Stockholder shall offer the Securities at the Offered Price and upon the same terms (or terms as similar as reasonably possible) to the Company. If all or part of the consideration proposed to be paid for the Securities is in property, services or other non-cash consideration, the fair market value of the consideration shall be determined in good faith by the Company's Board of Directors and as set forth in the Notice. If the Company cannot for any reason pay for the Securities in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth
in the Notice.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice (the "Right of First Refusal Period"), the Company shall have the right to submit, prior to the end of such period, notice of its irrevocable commitment to exercise its Right of First Refusal and such notice shall include the number of Securities the Company intends to purchase. Upon expiration or exercise of the Right of First Refusal, the Company will provide notice to the Selling Stockholder as to whether or not the Right of First Refusal has been or will be exercised by the Company. Payment of the Offered Price by the Company shall be made, at the option of the Company, in cash (by check or wire transfer of immediately available funds), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within ten (10) business days after the expiration of the Right of First Refusal Period.

| | Piggyback Registration Rights. If, at any time after the Closing Date, (a) the Company shall propose to file with the Commission a registration statement under the Securities Act other than on Forms S-4 or S-8 (or any successor to such forms), the Company shall give notice to each Purchaser and include in such registration statement all or any part of the Securities that such Purchaser requests to be registered; provided, however, that the Company shall not be required to register the resale of any Shares pursuant to this Section that are eligible for resale pursuant to Rule 144 under the Securities Act without any requirement for the Company to maintain current public information and without any limitation on volume or manner of sale, and (b) the Company enters into an agreement with any of its securityholders pursuant to which such securityholders are granted registration rights, then the Purchasers shall be provided piggy-back registration rights substantially similar to those provided to such securityholders or piggy-back registration rights in connection with any demand registration rights provided to such securityholders.

Tag-Along Rights. (a) If at any time any Shareholder(s) of the Company desire(s) to voluntarily sell Shares in the Company that in the aggregate equals more than 50% of the total issued and outstanding shares in the Company at such time (the "Tag-Along Shares"), such Shareholder(s) shall deliver to all Shareholders a written notice (the "Tag-Along Notice") specifying all of the material terms of the proposed sale, including the purchase price for which the selling Shareholder(s) propose(s) to sell the Tag-Along Shares, the identity of the proposed purchaser of the Tag-Along Shares (the "Tag-Along Purchaser"), and any copies of any agreement or documents to be executed or delivered in connection with the proposed sale, if available at that time.

(b) If any Shareholder exercises its right hereunder, he/she/it shall have the right to include that number (but not less than that number) of Shares as is equal to the total number of Tag-Along Shares to be purchased by the Tag-Along Purchaser multiplied by a fraction, the numerator of which is the number of Shares such Shareholder owns and the denominator of which is the total number of Shares in the Company then outstanding. A Shareholder shall not agree to sell any Shares to a Tag-Along Purchaser unless the Tag-Along Purchaser is willing to purchase the Shares in the manner provided in this Section. A sale under this Section shall be on the same terms and conditions as is set forth in the Tag Along Notice.

Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock, and (ii) the Board of Directors approve a sale of all or substantially all of the Company's assets (a "Sale |

	Event"), then each Purchaser hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all Shares now or hereafter directly or indirectly owned of record or beneficially by such Purchaser in favor of, and to adopt, such Sale Event and to execute and deliver all related documentation and take such other action in support of the Sale Event as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents (a "Drag Along Transaction"). Notwithstanding the foregoing, any Drag Along Transaction shall comply with the following: (i) the proceeds from the Sale Event shall be distributed to all Shareholders pro rata based on their equity ownership percentage in the Company and shall give effect to the Series A-1 Liquidation Preference (defined below); (ii) any indemnification obligations of any Shareholder shall be limited to the proceeds received by such Shareholder from the Drag Along Transaction; (iii) no Series A-1 Shareholder shall be required to sign any non-compete agreement in connection with such Sale Event; and (iv) all of the consideration payable in respect of the Shares shall be in the same form or, if there is a choice of consideration, each Shareholder shall have the same choice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Any future sale of our equity securities would dilute the ownership and control of our current shareholders and could be at prices substantially below prices at which our shares currently trade. The Company's inability to raise capital could require it to significantly curtail or terminate its operations.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	25.90%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Common Warrants
Amount Reserved/Amount Outstanding	4,629,507
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Common Warrant: (b) Acceleration. Notwithstanding anything to the

contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as provided herein).

(c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting.

In Section 3 of the Common Warrant:

Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;

(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and

(iii) delivery of this Warrant.

(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price;

(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or

(iv) any combination of the foregoing.

In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.60%

Type	Series A Warrants
Amount Reserved/Amount Outstanding	68,965
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Series A Warrant: (b) Acceleration. Notwithstanding anything to the contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as

provided herein).

(c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting.

In Section 3 of the Series A Warrant:

Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;

(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and

(iii) delivery of this Warrant.

(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price;

(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or

	(iv) any combination of the foregoing. In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.20%

Type	Series A-1 Warrants
Amount Reserved/Amount Outstanding	517,241
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Series A-1 Warrant: (b) Acceleration. Notwithstanding anything to the contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as provided herein). (c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting. In Section 3 of the Series A-1 Warrant: Exercise of Warrant. (a) Exercise Procedure. This Warrant may be exercised

	from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:
	(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;
	(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and
	(iii) delivery of this Warrant.
	(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:
	(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;
	(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price;
	(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or
	(iv) any combination of the foregoing.
	In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.30%

Type	2018 Stock Plan

Amount Reserved/Amount Outstanding	3,904,160 / 2,994,541
Voting Rights	An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by the Optionee's Option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.
Anti-Dilution Rights	None
Material Terms	The maximum number of Shares that may be issued under the Plan (subject to Subsection (b) below and Section 8(a)) [is the number of Shares representing 10% of the outstanding equity securities of the Company, to be allocated in accordance with a certain Exhibit A]. All of these Shares may be issued upon the exercise of ISOs. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. The availability of any Shares may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.80%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	Small Business Administration
Amount Outstanding	$52,500
Interest Rate and Amortization Schedule	Interest Rate: 3.75 % per annum Monthly Payments: $256
Maturity Date	May 30, 2050
Date Entered Into	May 30, 2020

Ownership

No individual is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Toast Holdings, Inc. (the "**Company**") was incorporated on October 28, 2015 under the laws of the State of Delaware, and is headquartered in New York, NY.

Cash and Cash Equivalents

As of May 13, 2022 the Company had an aggregate of $143,770.69 in cash and cash equivalents, leaving the Company with approximately 6 or more months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Our business model is asset-light and requires minimal capital expenditures now, and in the future (aka we anticipate capital intensity of 0%-1%).

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Incentive Stock Options	n/a	2,854,084 incentive stock options	n/a	10/17/2021	Rule 701
Series A-1 Preferred Stock	$8,048,265.17	8,438,938 shares of Series A-1 Preferred Stock	General Corporate	5/07/2020 - 12/17/2021	Section 4(a)(2)
Series A-1 Warrants	n/a	1,807,753 Warrants	n/a	9/30/2021 - 12/17/2021	Section 4(a)(2)
Series A Preferred Stock	$2,300,667	7,933,313 shares of Series A Preferred Stock	General Corporate	3/29/2020- 4/24/2020	Reg D., 506(b)
Common Warrants	n/a	4,629,507 Warrants	n/a	5/14/2020 - 2/23/2021	Section 4(a)(2)
Series A Warrants	n/a	68,965 Warrants	n/a	1/13/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period, except that the Company made an award of incentive stock options to its Directors, Officers and other Key Person, as follows:

- **Punit Seth**: award of incentive stock options to purchase 601,744 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share.

- **Chris Burggraeve**: award of incentive stock options to purchase 190,690 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share.
- **Shovahn Rincon**: award of incentive stock options to purchase 1,289,244 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share.
- **Jung Hoon Kwon**: award of incentive stock options to purchase 229,996 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share, subject to a certain vesting schedule. Mr. Kwon recently resigned from the Company and any vested options are subject to certain terms and conditions of exercise.
- **Will Clayton**: award of incentive stock options to purchase 308,332 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share, subject to a certain vesting schedule.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,500,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Punit Seth
_____
(Signature)

Punit Seth
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Punit Seth
_____
(Signature)

Punit Seth
_____
(Name)

Director
_____
(Title)

June 1, 2022
_____
(Date)

/s/ Shovahn Rincon
_____
(Signature)

Shovahn Rincon
_____
(Name)

Director
_____
(Title)

June 1, 2022
_____
(Date)

/s/ Chris Burggraeve
_____
(Signature)

Chris Burggraeve
_____
(Name)

Director
_____
(Title)

June 1, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES

Unaudited consolidated financial statements
Years ended December 31, 2021, and 2020

With independent accountant's review report

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Table of contents
Years ended December 31, 2021 and 2020
(Unaudited)

To the Board of Directors
TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES

We have reviewed the accompanying consolidated financial statements of Toast Holdings, Inc. (a corporation) and subsidiaries as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis or reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Stephanie Rodriguez
Stephanie Rodriguez
Lic # AC46633
Miami, FL
April 29th, 2022

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2021, and 2020
(Unaudited)

	Notes	2021	2020
Assets			
Current assets			
Cash and cash equivalents		323,928	138,710
Accounts receivable	3	852,228	197,406
Inventory	4	46,424	74,135
Other current assets		2,996	18,690
Total current assets		1,225,576	428,941
Non-current assets			
Property and equipment		31,270	51,068
Intangibles		798,286	811,308
Total non-current assets		829,556	862,376
Total assets		2,055,132	1,291,317
Liabilities and stockholders' equity			
Liabilities			
Current liabilities			
Accounts payable	5	218,422	135,642
Credit and loans	6	69,563	73,695
Other current liabilities	7	3,138	2,497
Total current liabilities		291,123	211,834
Non-current liabilities			
Credit and loans	6	52,500	146,259
Royalties payable		144,471	-
Other non-current liabilities	8	108,034	-
Total non-current liabilities		305,005	146,259
Total liabilities		596,128	358,093
Stockholders' equity			
Common stock	9	700,000	700,000
Additional paid-in capital	9	8,461,988	7,333,065
Accumulated deficit		(7,702,984)	(7,099,841)
Total stockholders' equity		1,459,004	933,224
Total liabilities and stockholders' equity		2,055,132	1,291,317

See independent accountant's review report and the notes to the financial statements

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Consolidated Income Statements
December 31, 2021, and 2020
(Unaudited)

	2021	2020
Gross profit		
Sales	1,322,758	709,731
Cost of goods sold	253,439	320,582
Gross profit	1,069,319	389,149
Operating expenses		
Sales and marketing	419,355	758,235
Payroll expenses	536,043	789,064
General and administrative	318,936	394,669
Depreciation and amortization	78,386	80,764
Bad debt	-	9,656
Total operating expenses	1,352,720	2,032,388
Net operating loss	(283,402)	(1,643,239)
Non-operating income (expenses)		
Other income	-	70,634
Other expenses	(309,039)	(11,363)
Interest expenses	(10,703)	(14,431)
Total non-operating income (expenses)	(319,742)	44,840
Net loss	(603,143)	(1,598,399)

See independent accountant's review report and the notes to the financial statements

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Consolidated statements of changes in stockholders' equity
Years ended December 31, 2021 and 2020
(Unaudited)

	Common stocks	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Ending balance, December 31, 2019	657,500	5,910,823	(5,501,442)	1,066,881
Additional paid-in capital	-	1,472,167	-	1,472,167
Additional paid-in capital (Prior year correction)	42,500	1,837,442	-	1,879,942
Capital dividends	-	(1,887,367)	-	(1,887,367)
Net loss	-	-	(1,598,399)	(1,598,399)
Ending balance, December 31, 2020	700,000	7,333,065	(7,099,841)	933,224
Additional paid-in capital	-	1,128,923	-	1,128,923
Net loss	-	-	(603,143)	(603,143)
Ending balance, December 31, 2021	700,000	8,461,988	(7,702,984)	1,459,004

See independent accountant's review report and the notes to the financial statements

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Consolidated statements of cash flows
Years ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	(603,143)	(1,598,399)
Adjustments to reconcile net loss to net cash used for operations:		
Depreciation and amortization	78,386	80,764
Valuation adjustment of property and equipment	-	27,048
(Increase) decrease in assets		
Accounts receivable	(654,822)	9,493
Inventory	27,711	130,976
Other current assets	15,694	(18,690)
Increase (decrease) in liabilities		
Accounts payable	82,780	(117,275)
Other current liabilities	641	(43,935)
Royalties payable	144,471	-
Cash flows used in operating activities	(908,282)	(1,530,018)
Cash flows from investing activities		
Purchase of property and equipment	(1,864)	-
Purchase of intangibles	(43,702)	(151,103)
Cash flows used in investing activities	(45,566)	(151,103)
Cash flows from financing activities		
Loans	(97,891)	106,998
Additional paid-in capital	1,128,923	1,472,167
Additional paid-in capital (Prior year correction)	-	1,879,942
Other non-current liabilities	108,034	-
Capital dividends	-	(1,887,367)
Cash flows provided by financing activities	1,139,066	1,571,740
Net increase (decrease) in cash	185,218	(109,381)
Cash at beginning of year	138,710	248,091
Cash at end of year	323,928	138,710

See independent accountant's review report and the notes to the financial statements

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

NOTE 1 - NATURE OF OPERATIONS

Toast Holdings, Inc. ("the company") is a Delaware corporation registered on October 28, 2015. The company is a holding of subsidiary companies that produce branded packaging and hemp products under the "Toast" brand. The company holds either the totality or a controlling majority of shares in six subsidiaries that all currently operate within the United States. Financial statements of all subsidiaries are also consolidated herein in accordance with US GAAP. The company has operated completely remote to-date, and it began operations in 2015.

The company's branded packaging business operates under a brand licensing model on a state-by-state basis. Branded packaging is sold Wholesale to licensees (aka "Co-packers" or "Partners") that pay the company a pre-determined brand licensing fee upon the production or sale of a branded finished good by the licensee depending on the specific licensee agreement. The licensees are responsible for manufacturing and distributing all branded finished goods, and these processes are carried out in accordance with the company's standards of production (SOP's) and brand intellectual property (IP) requirements as defined by the brand license agreements.

The company's hemp business consists of the production and sale of branded products in the legal hemp industry. All hemp products are produced by third party manufacturers and undergo strict lab testing and quality assurance procedures designed to ensure product safety and compliance with applicable federal and state regulations. These branded products are then sold Wholesale (B2B) by the company to traditional (retail) stores and resellers (including sales distributors) and Direct-to-Consumer (D2C) via the company's eCommerce platform.

Master license agreement

On September 15, 2021, Nevada Marketing and Packaging LLC, a subsidiary of the company ("Toast Holdings, Inc."), entered into a master license agreement with matrix NV, a Nevada limited liability company ("Licensee"). By virtue of this agreement, the company, as the licensee of all rights, title and interest in and to the company IP, licensed its trademarks and intellectual property to Licensee in light of its interest in purchasing materials from the company and using such certain trademarks and intellectual property, which includes operations to grow, blend, package, sell, and distribute branded packaging within the State of Nevada. The agreement reveals the licensed trademarks that belong to the company, including the word marks "Toast" and "Slices", as well as design marks. Also it regulates the use of the sold packaging materials under its various brands, payment terms, and the exclusive items ad product packaging, respectively.

On August 26, 2020, Luxury Marketing and Packaging, LLC, a subsidiary of the company ("LMP"). entered into a trademark and intellectual property license agreement with The Green Solution, LLC (the "Licensee"), whereupon LMP, as the exclusive licensee in Colorado of the company and having licensed from it its trademarks within the State of Colorado, sold to the licensee, and the licensee purchased, materials from LMP and licensed the aforementioned trademarks to the licensee. The agreement reveals the licensed Trademarks that belong to the company, including the word marks "Toast" and "Slices", as well as design marks, also it regulates the use of the sold packaging materials under its various brands and the payment terms.

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

Administrative and sale services agreement

On March 22, 2021, Oklahoma Marketing and Packaging LLC (the "subsidiary"), a subsidiary of the company, entered into an administrative and sale services agreement with WHTC Holdings, LLC, an Oklahoma corporation ("Management Partner"). By this Agreement, the subsidiary licensed its brand to the Management Partner, in order for the former to provide sales and general management services related to the production and distribution in Oklahoma of the subsidiary's branded packaging, as well as to provide sales services related to such products.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) *Basis of presentation*

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) *Fiscal year*

 The company operates on a December 31st year-end.

c) *Consolidation*

As of December 31, 2021, and 2020, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiaries which include the following: Luxury Marketing and Packaging, LLC, a Colorado limited liability company (100% of ownership), California Marketing and Packaging, LLC, a California limited liability company (100% of ownership), Nevada Marketing and Packaging, LLC, a Nevada limited liability company (100% of ownership), Oklahoma Marketing and Packaging LLC, a Oklahoma limited liability company (100% ownership), WeToast IP LLC, a California limited liability company (90% of ownership), and Butterfly, LLC, a Colorado limited liability company (100% of ownership). Intercompany transactions and balances are eliminated in the consolidation. The accounting policies of the company and its subsidiary are consistent.

d) *Going concern*

The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

e) *Use of estimates*

The preparation of the financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

the reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

f) Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

g) Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in two financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2021, and 2020, the company had $308,246 and $138,710 of cash and cash equivalent, respectively.

h) Accounts receivable

The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers.

i) Inventory

Inventories are stated at the lower of cost and net realizable value. Cost included those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

j) Other currents assets

Other currents assets are mainly represented by deposits on hand.

k) Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs related to manufacturing equipment are borne by licensees (partner entities), and major improvements are capitalized.

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2021 and 2020.

Property and equipment consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Machinery and equipment	136,973	135,109
Accumulated depreciation	(105,703)	(84,041)
Property and equipment, net	31,270	51,068

l) Intangibles

Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets between 7 and 15 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2021 and 2020.

Intangibles consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Product and design development	542,415	498,713
Startup costs	432,304	432,304
Software license and e Commerce website	20,709	20,709
Intangibles, gross	995,428	951,726
Accumulated amortization	(197,142)	(140,418)
Intangibles, net	798,286	811,308

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

m) Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

n) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The company records (books) revenue from the sale of its branded wholesale packaging periodically when sales and production forecasts determine need, or when packaging is requested by licensees. Payment for branded wholesale packaging is due when finished goods have been manufactured or sold by the licensee, depending on the specific brand licensing agreement.

The company records (books) revenue from the sale of branded hemp products when customer orders are received. Payment for hemp products sold via eCommerce (D2C) is received at the time customer orders are placed. Payment for hemp products sold via wholesale orders are typically due upon delivery; however, the company does selectively offer terms (typically Net 7 to Net 30 days) for certain customer orders and accounts that are deemed to be of significant financial and/or strategic importance. The company is able to recognize the full retail price on eCommerce (D2C) sales which is typically double the wholesale price for that same product.

o) Income taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses for the last three periods. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the company has elected to recognize an allowance to account for them in the consolidated financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

p) Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Customers	852,228	197,406

As of December 2021, the accounts receivable balance increased regarding 2020, due to most of the revenue are generated by the packaging business in which a set amount of inventory is booked quarterly and get paid back for that inventory over time as the partners either manufacture, or sell that inventory, depending on the specific market. Due to the structure of the currency agreements, the receivable balances have increased in the first-year post-launch and then these balances decrease over time.

NOTE 4 - INVENTORIES

Inventories consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Total inventory	46,424	74,135

NOTE 5 - ACCOUNTS PAYABLES

Accounts payables consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Suppliers	218,422	135,642

Accounts payable consist of obligations of the company to suppliers of goods and services obtained in the ordinary course of business.

NOTE 6 - LOANS

Loans consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Current:		
Credit cards	69,563	73,695
Current	69,563	73,695

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

Non-current:		
Paycheck Protection Program – Luxury	-	85,859
Paycheck Protection Program – Butterfly	-	5,000
Small Business Administration – Luxury	52,500	55,400
Non-current	52,500	146,259
Loans	122,063	219,954

Credit cards

Credit cards are using to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at a market rate.

Paycheck Protection Program ("PPP")

On February 17, 2021, Butterfly, LLC (the "Borrower") entered into a business loan agreement and to its attachments with Severn Savings Bank FSB (the "Lender"), by which it received from the Lender a loan with a principal balance of $54,570.00 and an interest rate of 1% accruing per annum, until paid in full. Maturity Date was agreed to be on March 1, 2026. The Agreement and the loan granted thereunder were approved after the Borrower submitted an application to Lender as part of the Paycheck Protection Program, pursuant to the Coronavirus Aid, Relief and Economic Securities Act ("CARES Act"). In addition to the terms set forth in the agreement, further covenants were agreed into by both parties in the attachments to the agreement, which include a promissory note, a disbursement request and authorization, and a notice of final agreement.

During 2020, the subsidiaries Luxury Marketing and Packaging, LLC and Butterfly, LLC received loan proceeds of $85,859 and 5,000, respectively, under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days.

The company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation in accordance with applicable SBA's guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will have to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full. In 2021, the company complied with all the aforementioned requirements, the PPP loans were totally forgiven.

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

Small Business Administration - Luxury

On May 30, 2020, Luxury Marketing and Packaging, LLC, a subsidiary of the company (the "Borrower"), entered into a loan authorization and agreement with the Small Business Administration (SBA), as part of the federal government's COVID-19 Economic Injury Disaster Loan program. The loan authorization and agreement was supported by a promissory Note. By virtue of the Agreement, the Borrower received a loan of $52,500 with an interest rate of 3.75% per annum, an interest rate that will accrue only on funds actually advanced from the date(s) of each advance. The Borrower agreed to installment payments, including principal and interest, of $256 per month. Installment payments, including principal and interest, of $256.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. As of December 31, 2021, and 2020 the remaining balance was $ 52,500 and $52,500, respectively.

NOTE 7   - OTHER CURRENT LIABILITIES

Other current liabilities consisted on the following as of December 31, 2021, and 2020:

	2021	2020
Sales tax payable	3,090	1,578
Payroll liabilities	-	919
Other taxes	48	-
	3,138	2,497

NOTE 8 - OTHER NON-CURRENT LIABILITIES

Between 2019 and 2021, the company was involved in litigation which has since been settled. The litigation resulted in an increase in legal expenses paid, or to be paid to, Greenberg Traurig, LLP, the company's attorneys and legal representatives. The terms of the settlement agreement remain confidential, and management has provided sufficient assurance as to the fact that the litigation no longer stands. Additional non-litigation legal expenses were accounted for, such as legal consulting and advice fees.

NOTE 9   - STOCKHOLDER'S EQUITY

Shareholder Agreement

On February 16, 2016, Punit Seth, the company's CEO and shareholder, entered into a shareholder agreement by and between all current or future shareholders of the company. In this agreement, they agreed to organize and operate the company in accordance with the terms and subject to the conditions set forth therein and deemed it to be in the best interest of the company to act together concerning its management and to prevent contingencies of death or disability of any shareholder, as well as methods of stocks transfer during their lifetimes.

The agreement includes sections and rights such as drag along rights, tag along rights, right of first refusal for the company, while restraining shareholders' voluntary withdrawals and preventing

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

involuntary withdrawals, as well as it sets forth provisions related to deadlock procedures, default, change of control, among others.

According to the agreement, the list of all shareholders, capital and percentages, founders and management owned 90% of the equity (9,000,000 equity shares owned) and seed round investors owned 10% of the equity (1,000,000 equity shares owned).

In 2020, the agreement was revised, and the company entered into an amended and restated shareholders' agreement with each person identified on the original agreement thereto as initial shareholders and each other person who after the date thereof acquires the company's securities and agrees to become a party to, and bound by, that agreement ("shareholders"). The modifications and new terms set forth in the agreement were done after the company's certificate of incorporation was amended for a fourth time on May 11, 2020, pursuant to which the company authorized the issuance of sixty one million one hundred and fifteen thousand two hundred sixty one (61,115,261) shares of common stock, and nineteen million three hundred fifteen thousand two hundred sixty one (19,315,261) shares as preferred stock, of which eight million eight hundred fifty nine thousand (8,859,000) are designated as series A preferred stock and ten million four hundred fifty six thousand two hundred sixty one (10,456,261) of which are designated as series A-1 preferred stock.

Preferred stock investment agreement

On March 11, 2020, the company entered into a series A-1 preferred stock with each purchaser as identified on the signature pages thereto (collectively, "purchasers", individually, "purchaser"). Purchasers, severally and not jointly, agreed to irrevocably subscribe for and to purchase a number of series A-1 shares equal to the quotient of (i) such purchaser's subscription amount as set forth on the signature page thereto executed by such purchaser divided by (ii) the per share purchase price (rounded up or down to the nearest whole number of Shares). Shares purchased under the terms set forth in the agreement may be converted into an equal number of fully paid and non-assessable shares of common stock pursuant to the terms agreed.

Certificate of amended

On December 17, 2021, the company filed a certificate of correction of the certificate of amended of the fourth amended and restated certificate of incorporation of the corporation. The company had previously filed a certificate of amended of the fourth amended and restated certificate of incorporation of the corporation, which contained an inaccurate record of the corporate action taken therein pertaining to: (i) an increase to the total authorized stock; (ii) an increase in the authorized preferred stock, and; (iii) an increase in the authorized series A-1 preferred stock. Such material inaccuracies were duly rectified and amended by the aforementioned certificate of correction, which recognized that the total number of shares of all classes of stock which the corporation shall have the authority to issue is sixty-two million seven hundred forty-five thousand two hundred five (62,745,205) shares, of which (i) forty one million eight hundred thousand (41,800,000) shares shall be common stock, $0.005, par value per share, and (ii) twenty million nine hundred forty-five thousand two hundred five (20,945,205) shares shall be preferred stock $0.005, par value per share, of which eight million eight hundred fifty-nine thousand (8,859,000) are designated as Series A Preferred Stock, $0.005, par value per share (the "Series A Preferred Stock"), and twelve million eighty-six thousand two hundred five (12,086,205) are designated as Series A-1 Preferred Stock $0.005, par value per share (the "Series A-1 Preferred Stock").

TOAST HOLDINGS, INC. AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021, and 2020
(Expressed in US$)

NOTE 10   - SUBSEQUENT EVENTS

Crowdfunding offering

The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funding.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's Evaluation

Management has evaluated subsequent events through April 29th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name	Toast
Logo	toast™
Headline	Toast is on track to become one of the first premium, national cannabis brands
Slides	
Tags	Crowd SAFE, AAPI Founders, Venture-backed, Cannabis, Coming Soon, Power Founders, $10M+ raised, Companies, B2B, Consumer Goods & Retail, Notable Angel backing, Women Founders, Latinx Founders





Welcome to the End of PROHIBITION
ASSASSIN of YOUTH
MARIHUANA
DARING - SENSATIONAL
the TRUTH ABOUT THE FASTEST CRAZE
NOW PLAYING
THEATRE
HELP LEGALIZE MARIJUANA!
All Amorphia's profits from these papers go to legal efforts and a media campaign to repeal marijuana prohibition.
AMORPHIA
THE CANNABIS CO-OPERATIVE
A NON-PROFIT ORGANIZATION
NO MORE DRUG WAR

Summary

- Forbes calls Toast the "Moët Hennessy of Cannabis"
- Retail Sales since inception of $12M+ CAGR of 100%+
- On track to become the FIRST national cannabis brand,10-15 mkts. by 2023
- Toast distro. partners are highly coveted (Columbia Care, TILT, Erewhon)
- Asset light, scalable, 60-80% Gross Margins, EBITDA Margin target of 30%+
- Raised $10M+ from Venture Capital, Family Offices and Angels
- Diverse mgmt. w/ 60+ yrs. exp.; Chairman was former Global CMO, AB InBev

Opportunity

Toast is on track to become one of the 1st national cannabis brands in the USA

This is a once-in-a-lifetime opportunity to invest in a massive, high-growth industry in its infancy with existing pent up demand (it's akin to the alcohol industry shortly after the end of prohibition)

- It's early days in an industry that is expected to be larger than established categories like coffee, tobacco, and alcohol and has a far more dynamic set of consumption occasions.

- First Mover Advantage: The Budweiser or Coca-Cola of cannabis does not exist yet - leaving the door open for pioneering brands to anchor themselves in consumer minds before "big CPG" meaningfully invests in the US.

Brands like TOAST are best positioned to sustain pricing power and margins by owning the customer relationship. Brands will continue their rise to power as we move towards nationwide legalization in the next 1-3 years.







CANNABIS 1.0
Pre 2014
Fragmented Traditional Market

Unregulated to regulated

CANNABIS 2.0
2014-Present
Multi-State Operators (MSOs)

Emergence of vertically integrated MSOs building out infrastructure.

CANNABIS 3.0
2021+
Brands

Brands drive sales as competition increases and consumers have choices

Concept

A new era of cannabis consumption

We are building one of the leading, affordable-luxury brands to define the post-prohibition era.

Most companies are focused on the mass market, value-driven consumer of today, which represents a small part of the total addressable market. The data shows that the fastest growing consumer segment is not the one with consumers who aim to get as high as possible, but the segment of consumers who seek to integrate cannabis into their lifestyle and identify with brands that offer curated experiences.

Toast addresses the unmet need of this growing consumer segment that seeks premium, trusted brands.

With a background in luxury spirits, Toast founders met in 2014 over drinks and deliberated over the question: If Moët Hennessy were to enter cannabis, what would they create?

The answer was TOAST


toast
GOLD
BE SOCIAL. BE MINDFUL.
100% CANNABIS
TOBACCO FREE
Slices™
5 Cannabis Cigarettes
4:1 CBD:THC
Made in USA
Net Weight 3 Grams
1:1
CBD THC
TOAST™ RESERVE
100% CANNABIS
TOBACCO FREE

Toast was born in Aspen, CO. We're a brand centered around enhancing experiences and making celebratory moments powered by the cannabis plant. Cannabis is a 24/7 experience. From birthdays to anniversaries, and quiet moments in between – there's always a Toast for that



—

TO TOAST, IS TO CELEBRATE LIFE IN FULL SPECTRUM.

—

Product

Toast launched with the joint, reimagined

Our flagship product is the Joint 2.0, a homage to the heritage of cannabis and its traditional form of social consumption. *We call our pre-rolls a Slice of Toast. They have been reimagined and elevated for the post-prohibition era.*

We offer a range of experiences that span the full spectrum of the plant -- from micro-dosed CBD + THC for the canna-curious (where 1 Slice is akin to a cocktail) to high-potency THC for the highly discerning canna-seur. Through our innovative formulation and blending techniques, Toast consumers can expect a consistent experience from batch-to-batch and market-to-market. That consistency is critical for building a national brand and a noteworthy innovation in the flower category.

There is a pre-roll for everyone, for every celebratory moment


EMERALD
High CBD
Similar to a Green Tea
GOLD
4:1 CBD:THC
Similar to a Champagne
ORIGINAL
2:1 CBD:THC
Similar to a Cocktail
RESERVE
1:1 CBD:THC
Similar to a Scotch
MINIS
Dosed THC
On-the-Go Classic
CLASSIC
High THC
Featuring High-Potency Genetics
Infused
Infused THC
Canaseur Crafted Cannabis
FULL SPECTRUM CBD
Higher THC Content and Potency
THC

...and we've selectively extended Toast into new categories (e.g. hemp CBD) with brand partners that bring significant distribution opportunities. These curated products grow our sales funnel and expand our brand beyond the dispensary.



Traction

Toast at 7,908 feet*

Altitude of Aspen, CO

CURRENT BUSINESS	Cannabis (THC) ~80% of Mix	Hemp (CBD) ~20% of Mix
	Business Model Packaging & Licensing Revenues	**Business Model** Retail/Wholesale Finished Goods
	2022E Footprint 7+ States	**2021 Footprint** Nationwide
	Avg. Order Size $1,500 - $3,000	**Avg. Order Size** D2C = ~$100 & B2B = ~$2,000
	Gross Margins 50%+	**Gross Margins** 55-85%

Toast has highly profitable and capital efficient economics that scale.

- We use a 'Rule of 40' (aka 'Golden 40') approach to maximize shareholder value; we target >50% sum of Growth (Revenue Y/Y %) + Profitability (EBITDA Margin %) as the company grows and the industry matures.

- We have a major opportunity to expand our gross margin (by 20-30%) as we scale and procure inventory at higher quantities.

	Subscale (2021)	Scaling (2022-2025)	L-T Targets (Beyond 2025)
Gross Margin %	55%	55-65%	~70%
EBITDA Margin %	Negative	Neg - 30%	~35%
Capital Intensity %	3%	0 – 3%	0%
Revenue Y/Y Growth % + EBITDA Margin %	~120%	75 - 140%	>50%

Toast generates buzz worldwide

The 'Moet Hennessy Of Cannabis' Elevates The Modern Smoke Break With Toast Emerald

Forbes

People are splurging on luxury goods during the coronavirus pandemic

NEW YORK POST

Cigarettes rolled with CBD and hemp aim to target vapers for alternative habit

FOX BUSINESS

'The new avocado toast': A former Coca-Cola and AB InBev executive reveals why every food and beverage boardroom needs to be talking about cannabis

BUSINESS INSIDER

The Most Beautiful Pre-Roll in the World

★ ★ ★ ★ ★

San Francisco Chronicle

Now You Can Legally Smoke Weed on a Luxury Tour Bus in Aspen

TOWN&COUNTRY

These Buzzy, Non-CBD, Non-THC Cannabinoids Are Poised to Take Over Beauty and Wellness in 2020

FASHIONISTA

Toast is the Most Perfect Pot Product for Parties

THEASPENTIMES

Business Model

Asset Light, High Margin and Highly Scalable Business

Toast has a "non-plant touching" business model that enables it to scale rapidly nationally.

- Every new product or market launch has a clear path to profitability in 12-18 months with significant operating leverage
- Non-plant touching approach allows Toast to scale nationally and not be subject to significant regulatory compliance complexities that plague plant touching businesses and add a significant capital burden to operations.

Brand licensing in cannabis markets accounts for ~75% of Revenue.

Toast partners with licensed operators in each market and earns a licensing fee. The model avoids the costly process of procuring cannabis licenses in each state and the significant federal, state and local regulatory and compliance complexities.



Cannabis Licensing Business Model
Plant Touching
Cultivation
Manufacturing
Distribution
Retail
Our Partner
Non-Plant Touching
Sales
Marketing
Product Development & Innovation
Toast

"Toast Inside" provides access to traditional consumer channels outside the dispensary. We partner with brands with established distribution and a consumer base similar to Toast. We work together to develop innovative products.

- We leverage our partner's brand equity, quality supply chain, and distribution to acquire customers without the costs of investing in manufacturing facilities, marketing initiatives, and sales teams.

- We acquire customers who are likely to be future cannabis consumers and are canna-curious. We meet these consumers at the aisles of specialty stores and big box retailers alike. With our reputable brand partner, we build brand equity and introduce the canna-curious to cannabis with our full spectrum hemp products.

TOAST INSIDE DEALS

Exclusive Deals	Topricin	GEORGIA LOUISE	FINE & RAW chocolate	CONFIDENTIAL	ZOLA BAKES	by CHLOE.
Category	OTC Topical Biomedicines	Luxury Beauty	Grocery, Confectionary Natural Food	Grocery, Beverage Natural Food	Specialty Food	Specialty Food, Plant Based
Distribution	40,000+ Big Box and Specialty Retailers, eCommerce	Neiman Marcus, Nordstrom, Violet Grey, Revolve, Beverly Hills Hotel	Whole Foods (500), Sprouts (120), Erewhon (6), Specialty Natural Food Grocers	CVS (9,900+), Whole Foods (500), Sprouts (120), Distributors: Kehe, UNFI	Goldbelly.com (sells out every week!)	15 locations in the US, Canada, and Europe
Social Media Reach	6.1k	71.8k	27.7k	22.7k	29.2k	137k

Toast has an award winning, in-house team that specializes in premiumization by significantly increasing the retail sales multiple when compared to commoditized raw material.

Flower Products	**Raw Material: Flower**	**Toast Emerald**	**Toast Slices**	**Limited Edition: Alpine Pack**
Retail $/lb	Cannabis: $1000	$3,242 3.2x	$4,862 4.9x	$6,451 6.5x





Oil Products	**Raw Material: CBD Distillate***	**Toast Tincture**	**Toast Inside: Fine & Raw**	**Confidential: Skincare**
Retail $/mg	$0.01	$0.15 15x	$0.30 30x	$1.08 108x

We developed our own in-house cannabis creative capability to build national campaigns that resonate with our audience while abiding by strict regulations.







National Brand Building Campaigns
America's First Legal Cannabis Lounge as seen on CNN NYE Live
Intl. Renowned by Chloe launches Feelz with Toast
National Zadig & Voltaire Campaign
Influencer
Award Winning Design
Digital
Public Relations
PARADIGM MEDIA
FIELDTEST
CBDAffs
How Toast Aims To Build The Moët Hennessy Of Cannabis: Colorado Edition









Market

The cannabis industry rivals some of the largest and oldest CPG categories, with industry leaders yet to be named. Cannabis is one of the most versatile of any CPG category.

Cannabis also appears to be stealing market share from alcohol which we view as a positive trend that will persist.

	Spirits	Coffee	Tobacco	Beer	Cannabis
US Retail Market Size	$68B	$90B	$90B	$100B	$100B+
CAGR	~5%	~4%	~4%	~4%	~18%
Dominant Industry Players	DIAGEO, Moët Hennessy	Starbucks, Nestlé	Altria, PHILIP MORRIS INTERNATIONAL	ABInBev, Constellation Brands	TBD

Cannabis is an investor-friendly industry with ideal market dynamics for a private brand like Toast to achieve outsized returns near-term.

A MASSIVE HIGH-GROWTH MARKET



$22B
  $4B
  $18B
2020E

$70B
  $22B
  $48B
2026E

TOTAL CAGR 21%

CBD CAGR 32%

THC CAGR 18%

☐ US Hemp (CBD) TAM
☐ US Cannabis (THC) TAM

ATTRACTIVE INDUSTRY DYNAMICS

✓ Legal complexities create significant barriers to entry for many large companies

✓ Highly fragmented market that is still up-for-grabs

✓ CPG-like profile with scalable unit economics and a proven playbook for brand value creation

✓ Strong Bi-Partisan support with Democrat and Republican frameworks for legalization working through Congress. Intermediate bills are also likely to pass in the coming years (e.g. Safe Banking Act).

Pre-Rolls are one of the fastest growing categories.

Pre-roll growth

Pre-roll sales increased by 47.1% from 2019 ...



$385M — 2018
$640M — 2019
$942M — 2020

... and were outpaced only by flower sales.



39% — Total market
47% — Pre-roll
54% — Flower

Total sales by month

Pre-roll sales recovered and continue to grow after the COVID-19 shutdowns.



December $90.4M

COVID-19 shutdowns

Market share by month



December 10.6%

COVID-19 shutdowns

Competition

Toast cuts through the noise and is one of a handful of breakaway national brands

- The bottom line is that there are no Cokes or Pepsis in cannabis – no 800-pound gorillas or category killers at a national or even regional level.
- Toast is one of the only companies to achieve multi-state distribution, and is uniquely positioned to achieve outsized returns and market share.

It is not a zero-sum game for brands today

There is a small group of brands that has managed to build meaningful identity and a multi-state footprint presences in the US to date. Since there are only a few of us, we can all grow substantially and win – it is not a zero sum game today. In several cases, we collaborate. For example, Toast is sold in Cookies stores in Oklahoma.


Lifestyle
(Celebrate)
Cannabis or
Hemp Only
Cannabis & Hemp
(Full Spectrum)
Functional
toast
*
Cookies
CANN
CANNABIS-INFUSED SOCIAL TONIC
OLD PAL
KIVA
CONFECTIONS
LORD JONES
dosist
wana
MARY'S
nutritionals
CHARLOTTE'S WEB
STANLEY BROTHERS

Vision And Strategy

Toast is on track to become one of the first National Cannabis Brands

driven primarily by rapid expansion

and scaling of Cannabis (THC) markets

WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
AK
HI
Existing Markets
2022
2023
2024
Legalization

2-pronged growth strategy

1. Grow organically with a "land and expand model" in new markets (~15 markets in the next 24 months) by selecting a partner in each market, then earning a licensing fee by executing our go-to-market playbook for expansion.
2. Grow our sales funnel via selective and prestigious brand collaborations, which generate significant media, acquire new customers (many of who have never visited a dispensary), and distribute Toast products outside the regulated dispensary channel – thus growing brand awareness and equity.

Reasons to Invest in Toast

A high-quality brand built on CPG fundamentals ideally positioned for Cannabis 3.0 (brand centricity). Toast is a beautiful brand with proven product-market fit, and continues to be chosen by MSOs, distributors, highly coveted brand partners.

Robust pipeline expected to drive substantial growth in repeatable Toast sales. $12.5M+ Cumulative Retail Sales from 2017-2021; projected to grow to $100M+ total from 2022-2024, and eventually exceed $200M in Annual Retail (GMV) by 2025. Projecting 100%+ Toast Revenue CAGR from 2021-2025.

Asset-light business model with high gross margins and scalable unit economics. All-weather business model designed to be, both, nimble and opportunistic and withstand industry volatility inherit in a nascent industry.

Talented diverse team with proven operating and brand building abilities in CPG *AND* Cannabis. High performing team with 60+ years of brand-building experience, successful exits and the grit required to win. Classic CPG playbooks don't cut it (yet) and therefore it requires the grit and mettle to integrate classic CPG fundamentals with the challenges and unknowns of a nascent industry.

Funding

$10M+ in investment backed by family offices, VCs and angel investors including:

- Yaax Capital, leading global, cannabis venture capital fund
- Former COO of Citadel Group
- Former Partners of Verlinvest Consumer Fund
- Former Principal of Consumer VC firm VMG Partners
- A leading real estate, consumer and cannabis fund
- Former Global CMO of Anheuser-Busch InBev
- Founder of WhistlePig Rye and Head of Consumer at Evercore
- Senior Market Leader of Coca Cola EU

$1M+ Safe Note provides Toast with additional runway ahead of an anticipated institutional Series B round

- This is an opportunity to get in at an attractive valuation while Toast prepares for a Series B round late in 2022 that will accelerate our rapid growth trajectory from our robust, established pipeline. Several VCs have expressed interest in leading and/or participating in the Series B.

- We are also funding inventory via alternative, non-dilutive credit solutions, which will improve Toast's cost of capital and further extend the cash runway. These solutions have not been available to-date for companies in the Cannabis industry, but Toast has already received approval.

Founders

Many companies have already risen and fallen in the early years of the legal US cannabis industry. Our team is battle tested, having built a company that has not only survived, but thrived by navigating the early booms and busts of the industry and the volatility of the global pandemic. *Our Toastmasters are best in class in the industry.*



Executive Chairman Chris Burggraeve

- Largest single Toast shareholder and invested over $1M of his own capital.

- Corporate marketing and general management career spanned 23 years working for global CPG flagships Procter & Gamble, The Coca-Cola Company (Marketing Director Europe), and Anheuser Busch InBev (Global Chief Marketing Officer).

- LP in consumer/tech VCs in US/EU. Former Operating Advisor in Verlinvest, a leading Belgian family fund (Oatly, Vita Coco, Sir Kensington's, etc). Noteworthy exits: Sir Kensington's (sold to Unilever); FlashStock (sold to Shutterstock).

- Independent Board Member of publicly traded Cannabis Company AYR Wellness and investor in Arcview Collective Cannabis Fund

- Independent Board Member of VGAC II, a SPAC by Sir Richard Branson's Virgin Group. Will likely become the first CMO in Space with Virgin Galactic.

- Adjunct faculty at NYU Stern School of Business including spearheading the first cannabis course. Author of two books better connecting Wall Street (Finance) with Main Street (Marketing).



CEO Punit Seth and COO Shovahn Rincón

Punit Seth

- A seasoned strategy and operations executive with 15+ years of experience and specializations in program management, strategic planning, operations management, talent and turnaround/ transformation.

- Punit was an executive at Accenture and then worked for the world's largest hedge fund Bridgewater Associates working closely with department heads, the COO and CEO of the company.

- Punit is a native of Charleston, SC. Punit received his Bachelor of Science in Computer Information Systems and graduated Summa Cum Laude with General Honors from Clemson University. He also received his MBA from the Leonard N. Stern School of Business at New York University.

Shovahn Rincón

- Former management consulting executive at Accenture with 15+ years of experience in Portfolio Management, Business Development, Technology Strategy, Operations and Delivery. She has advised and worked alongside Senior Executives in both the commercial and non-profit sectors across 5 continents.

- Specializes in building global teams to tackle large-scale organizational transformation, including post M&A integration, back office outsourcing, and new business launches.

- Played key roles in introducing clinical services to Walgreens stores, integrating T-Mobile and Metro PCS services post merger, and architecting the outsourcing solution for back office functions at Best Buy. Clients include Facebook, T-Mobile, Walgreens, Best Buy, Cardinal Health, Bristol Myers Squibb, Greenpeace and The Red Cross, among many others.

- Shovahn graduated from Northwestern University with a Bachelor of Science in Computer Science.

Team

	Shovahn Rincón	Co-Founder, COO and Board Member	Associate Partner at Accenture, Northwestern

	Punit Seth	Co-Founder, CEO and Board Member	Bridgewater Associates, Accenture, NYU Stern
	Chris Burggraeve	Co-Founder and Executive Chairman	Former CMO AB InBev, Coca-Cola, P&G
	Will Clayton	Director, Corporate Development	Macquarie, Digital Bridge, SIG, Towson University
	Craig Mogan	Executive Vice President	Rialto Capital, GLG, George Washington University
	Brooke Scher	Advisor: PR & Comms	Partner Alison Brod Public Communications
	Dia Simms	Advisor	Former President Combs Enterprises (P. Diddy), CEO Lobos 1707
	David Freylikhman	Outside General Counsel	Partner at Greenberg Traurig
	Gabrielle Rein	Creative Advisor	
	Mary Louise Parker	Digital Advisor	

	Cat Davis	Creative
	Jeff Kennedy	Sales Manager
	Diana Luistro	Lead Designer

Perks

$100	Added to our VIP List for exclusive offers from WeToast.com
$250	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com
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$25,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free VIP Package of Toast Product ($500 Value) 1 Hour meeting with Toast's Head of Corporate Development on industry and Toast
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FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What is your website?	We have 2 websites: Toast Hemp eCommerce Site and our Cannabis Site

Where can I learn more about the Toast Brand?

You can view our Brand Deck.

EXHIBIT C

Form of Security

TOAST HOLDINGS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Toast Holdings, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.005 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.　*Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TOAST HOLDINGS, INC.

By:
Name: Punit Seth
Title: Chief Executive Officer
Address: 149 East 23rd Street, #2054, New York, NY, 10010
Email: punit@wetoast.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Toast Holdings, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with the direction of the Chief Executive Officer of Toast Holdings, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	NOMINEE:
	Republic Investment Services LLC
By:	By:
Name:	Name: Youngro Lee , CEO
Date:	Date:

COMPANY:

Toast Holdings, Inc.

By:

Name: Punit Seth, CEO

Date:

EXHIBIT D

Video Transcript

[VIDEO]

Hi I'm Punit Seth, Co-Founder and CEO of Toast and I'm Shovahn Rincón, COO of Toast.

[PUNIT] Cannabis is one of the fastest growing industries of our lifetime - estimated to be a $100B market in the United States alone. We are witnessing the creation of a brand-new industry and have the once-in-a-lifetime opportunity to build a brand that defines its future.

[SHOVAHN] Toast started in 2014 over cocktails in New York City. On that evening and countless times before, we had enjoyed the ritual of sharing a cocktail with friends, cracking open a beer during the game, or toasting to a big promotion. We dreamed of bringing that social, celebratory experience to cannabis too. We are on a mission to elevate every moment with a perfectly-tailored euphoric experience, the ultimate craftsmanship and a touch of luxury. To Toast, is to celebrate life in full spectrum.

[PUNIT] Our leadership team is diverse and best in class with over 60 years of combined experience in brand building and busines transformation. Notably, our chairman Chris is the former global Chief Marketing Officer of Anheuser Busch Inbev (the world's largest beer company). Our team just couldn't miss the opportunity to build the brand that would shape a new industry.

[SHOVAHN] Toast was born in Aspen, CO in 2017. We hit the market with our flagship product, the Slice of Toast, a first-of-its-kind pre-roll perfectly dosed to mirror the strength of your favorite cocktail.

Our Slice lineup caters both to the canna-curious as well as the cannaseur or more experienced consumers – with a range of potencies and cannabinoids that celebrate the full spectrum of the plant. There is a Slice of Toast for everyone, for every occasion.

With our sights set on creating a national brand, we're reaching customers outside the dispensary too. We selectively collaborate with some of the most buzzworthy brands who already have significant national and in some cases international distribution in natural foods and beauty. We work with them to create one-of-a-kind products infused with Toast inside. This strategy raises brand awareness, builds our sales funnel, and acquires new customers nationwide.

[PUNIT] Since our launch in 2017, we've expanded our cannabis footprint to six markets and are on track to reach a total of 10 – 15 markets by 2023. That trajectory puts us on a path to reach a majority of American consumers within the next two years – affirming our position as the first truly national cannabis brand. We would like to pause and let that sink in – there are no national brands today in this $100B industry and Toast is at the cusp of that crowning achievement.

We are growing faster than a weed and we need your support to fuel that growth. At Toast, we believe every moment should be a celebration.

[TOGETHER] If you agree, join us and invest today and we'll Toast to you!

EXHIBIT E

Testing the Waters


Republic

Company Name	Toast
Logo	
Headline	Toast is on track to become one of the first premium, national cannabis brands
Slides	

Tags	Companies, Consumer Goods & Retail, Diverse Leaders, Cannabis, B2B, Coming Soon, Venture-backed, Notable Angel backing, Power Founders, $10M+ raised, Female Founders, Latinx Founders

---

Pitch text

Summary

- Forbes calls Toast the "Moët Hennessy of Cannabis"
- Retail Sales since inception of $12M+ CAGR of 100%+
- On track to become the FIRST national cannabis brand,10-15 mkts. by 2023
- Toast distro. partners are highly coveted (Columbia Care, TILT, Erewhon)
- Asset light, scalable, 60-80% Gross Margins, EBITDA Margin target of 30%+
- Raised $10M+ from Venture Capital, Family Offices and Angels
- Diverse mgmt. w/ 60+ yrs. exp.; Chairman was former Global CMO, AB InBev

Opportunity

Toast is on track to become one of the 1st national cannabis brands in the USA

This is a once-in-a-lifetime opportunity to invest in a massive, high-growth industry in its infancy with existing pent up demand (it's akin to the alcohol industry shortly after the end of prohibition)

- It's early days in an industry that is expected to be larger than established categories like coffee, tobacco, and alcohol and has a far more dynamic set of consumption occasions.

- First Mover Advantage: The Budweiser or Coca-Cola of cannabis does not exist yet - leaving the door open for pioneering brands to anchor themselves in consumer minds before "big CPG" meaningfully invests in the US.

Brands like TOAST are best positioned to sustain pricing power and margins by owning the customer relationship. Brands will continue their rise to power as we move towards nationwide legalization in the next 1-3 years.

The Dawn of a New Era: Cannabis 3.0 and Brands







CANNABIS 1.0
Pre 2014
Fragmented Traditional Market

Unregulated to regulated

CANNABIS 2.0
2014-Present
Multi-State Operators (MSOs)
Emergence of vertically integrated MSOs building out infrastructure.

CANNABIS 3.0
2021+
Brands

Brands drive sales as competition increases and consumers have choices

Concept

A new era of cannabis consumption

We are building one of the leading, affordable-luxury brands to define the post-prohibition era.

Most companies are focused on the mass market, value-driven consumer of today, which represents a small part of the total addressable market. The data shows that the fastest growing consumer segment is not the one with consumers who aim to get as high as possible, but the segment of consumers who seek to integrate cannabis into their lifestyle and identify with brands that offer curated experiences.

Toast addresses the unmet need of this growing consumer segment that seeks premium, trusted brands.

With a background in luxury spirits, Toast founders met in 2014 over drinks and deliberated over the question: If Moët Hennessy were to enter cannabis, what would they create?

The answer was TOAST



Toast was born in Aspen, CO. We're a brand centered around enhancing experiences and making celebratory moments powered by the cannabis plant. Cannabis is a 24/7 experience. From birthdays to anniversaries, and quiet moments in between – there's always a Toast for that



—

TO TOAST, IS TO CELEBRATE LIFE IN FULL SPECTRUM.

—

Product

Toast launched with the joint, reimagined

Our flagship product is the Joint 2.0, a homage to the heritage of cannabis and its traditional form of social consumption. *We call our pre-rolls a Slice of Toast. They have been reimagined and elevated for the post-prohibition era.*

We offer a range of experiences that span the full spectrum of the plant -- from micro-dosed CBD + THC for the canna-curious (where 1 Slice is akin to a cocktail) to high-potency THC for the highly discerning canna-seur. Through our innovative formulation and blending techniques, Toast consumers can expect a consistent experience from batch-to-batch and market-to-market. That consistency is critical for building a national brand and a noteworthy innovation in the flower category.

There is a pre-roll for everyone, for every celebratory moment


EMERALD
High CBD
Similar to a Green Tea
GOLD
4:1 CBD:THC
Similar to a Champagne
ORIGINAL
2:1 CBD:THC
Similar to a Cocktail
RESERVE
1:1 CBD:THC
Similar to a Scotch
MINIS
Dosed THC
On-the-Go Classic
CLASSIC
High THC
Featuring High-Potency Genetics
Infused
Infused THC
Canaseur Crafted Cannabis
FULL SPECTRUM CBD
Higher THC Content and Potency
THC

...and we've selectively extended Toast into new categories (e.g. hemp CBD) with brand partners that bring significant distribution opportunities. These curated products grow our sales funnel and expand our brand beyond the dispensary.



Traction

Toast at 7,908 feet*

Altitude of Aspen, CO

CURRENT BUSINESS	Cannabis (THC) ~80% of Mix	Hemp (CBD) ~20% of Mix
	Business Model Packaging & Licensing Revenues	**Business Model** Retail/Wholesale Finished Goods
	2022E Footprint 7+ States	**2021 Footprint** Nationwide
	Avg. Order Size $1,500 - $3,000	**Avg. Order Size** D2C = ~$100 & B2B = ~$2,000
	Gross Margins 50%+	**Gross Margins** 55-85%

Toast has highly profitable and capital efficient economics that scale.

- We use a 'Rule of 40' (aka 'Golden 40') approach to maximize shareholder value; we target >50% sum of Growth (Revenue Y/Y %) + Profitability (EBITDA Margin %) as the company grows and the industry matures.
- We have a major opportunity to expand our gross margin (by 20-30%) as we scale and procure inventory at higher quantities.

	Subscale (2021)	Scaling (2022-2025)	L-T Targets (Beyond 2025)
Gross Margin %	55%	55-65%	~70%
EBITDA Margin %	Negative	Neg - 30%	~35%
Capital Intensity %	3%	0 – 3%	0%
Revenue Y/Y Growth % + EBITDA Margin %	~120%	75 - 140%	>50%

Toast generates buzz worldwide

The 'Moet Hennessy Of Cannabis' Elevates The Modern Smoke Break With Toast Emerald **Forbes**	*People are splurging on luxury goods during the coronavirus pandemic* **NEW YORK POST**	*Cigarettes rolled with CBD and hemp aim to target vapers for alternative habit* **FOX BUSINESS**	*'The new avocado toast': A former Coca-Cola and AB InBev executive reveals why every food and beverage boardroom needs to be talking about cannabis* **BUSINESS INSIDER**
The Most Beautiful Pre-Roll in the World ★★★★★ **San Francisco Chronicle**	*Now You Can Legally Smoke Weed on a Luxury Tour Bus in Aspen* **TOWN&COUNTRY**	*These Buzzy, Non-CBD, Non-THC Cannabinoids Are Poised to Take Over Beauty and Wellness in 2020* **FASHIONISTA**	*Toast is the Most Perfect Pot Product for Parties* **THEASPENTIMES**

Business Model

Asset Light, High Margin and Highly Scalable Business

Toast has a "non-plant touching" business model that enables it to scale rapidly nationally.

- Every new product or market launch has a clear path to profitability in 12-18 months with significant operating leverage
- Non-plant touching approach allows Toast to scale nationally and not be subject to significant regulatory compliance complexities that plague plant touching businesses and add a significant capital burden to operations.

Brand licensing in cannabis markets accounts for ~75% of Revenue.

Toast partners with licensed operators in each market and earns a licensing fee. The model avoids the costly process of procuring cannabis licenses in each state and the significant federal, state and local regulatory and compliance complexities.



Cannabis Licensing Business Model
Plant Touching
Cultivation
Manufacturing
Distribution
Retail
Our Partner
Non-Plant Touching
Sales
Marketing
Product Development & Innovation
Toast

"Toast Inside" provides access to traditional consumer channels outside the dispensary. We partner with brands with established distribution and a consumer base similar to Toast. We work together to develop innovative products.

- We leverage our partner's brand equity, quality supply chain, and distribution to acquire customers without the costs of investing in manufacturing facilities, marketing initiatives, and sales teams.

- We acquire customers who are likely to be future cannabis consumers and are canna-curious. We meet these consumers at the aisles of specialty stores and big box retailers alike. With our reputable brand partner, we build brand equity and introduce the canna-curious to cannabis with our full spectrum hemp products.

TOAST INSIDE DEALS

Exclusive Deals	Topricin	GEORGIA LOUISE	FINE & RAW chocolate	CONFIDENTIAL	ZOLA BAKES	by CHLOE.
Category	OTC Topical Biomedicines	Luxury Beauty	Grocery, Confectionary Natural Food	Grocery, Beverage Natural Food	Specialty Food	Specialty Food, Plant Based
Distribution	40,000+ Big Box and Specialty Retailers, eCommerce	Neiman Marcus, Nordstrom, Violet Grey, Revolve, Beverly Hills Hotel	Whole Foods (500), Sprouts (120), Erewhon (6), Specialty Natural Food Grocers	CVS (9,900+), Whole Foods (500), Sprouts (120), Distributors: Kehe, UNFI	Goldbelly.com (sells out every week!)	15 locations in the US, Canada, and Europe
Social Media Reach	6.1k	71.8k	27.7k	22.7k	29.2k	137k

Toast has an award winning, in-house team that specializes in premiumization by significantly increasing the retail sales multiple when compared to commoditized raw material.

Flower Products	Raw Material: Flower	Toast Emerald 	Toast Slices	Limited Edition: Alpine Pack
Retail $/lb	Cannabis: $1000	$3,242 3.2x	$4,862 4.9x	$6,451 6.5x

Oil Products	Raw Material: CBD Distillate*	Toast Tincture	Toast Inside: Fine & Raw	Confidential: Skincare
Retail $/mg	$0.01	$0.15 15x	$0.30 30x	$1.08 108x

We developed our own in-house cannabis creative capability to build national campaigns that resonate with our audience while abiding by strict regulations.

National Brand Building Campaigns

  

America's First Legal Cannabis Lounge as seen on CNN NYE Live | Intl. Renowned by Chloe launches Feelz with Toast | National Zadig & Voltaire Campaign

Influencer	Award Winning Design	Digital	Public Relations
			

Market

The cannabis industry rivals some of the largest and oldest CPG categories, with industry leaders yet to be named. Cannabis is one of the most versatile of any CPG category.

Cannabis also appears to be stealing market share from alcohol which we view as a positive trend that will persist.

	Spirits	Coffee	Tobacco	Beer	Cannabis
US Retail Market Size	$68B	$90B	$90B	$100B	$100B+
CAGR	~5%	~4%	~4%	~4%	~18%
Dominant Industry Players	DIAGEO, Moët Hennessy	Starbucks, Nestlé	Altria, PHILIP MORRIS INTERNATIONAL	ABInBev, Constellation Brands	TBD

Cannabis is an investor-friendly industry with ideal market dynamics for a private brand like Toast to achieve outsized returns near-term.

A MASSIVE HIGH-GROWTH MARKET



- TOTAL CAGR 21%
- CBD CAGR 32%
- THC CAGR 18%

$22B
- $4B
- $18B
2020E

$70B
- $22B
- $48B
2026E

■ US Hemp (CBD) TAM
■ US Cannabis (THC) TAM

ATTRACTIVE INDUSTRY DYNAMICS

✓ Legal complexities create significant barriers to entry for many large companies

✓ Highly fragmented market that is still up-for-grabs

✓ CPG-like profile with scalable unit economics and a proven playbook for brand value creation

✓ Strong Bi-Partisan support with Democrat and Republican frameworks for legalization working through Congress. Intermediate bills are also likely to pass in the coming years (e.g. Safe Banking Act).

Pre-Rolls are one of the fastest growing categories.

Pre-roll growth

Pre-roll sales increased by 47.1% from 2019 ...



Total sales by month

Pre-roll sales recovered and continue to grow after the COVID-19 shutdowns.



... and were outpaced only by flower sales.



Market share by month



Competition

Toast cuts through the noise and is one of a handful of breakaway national brands

- The bottom line is that there are no Cokes or Pepsis in cannabis – no 800-pound gorillas or category killers at a national or even regional level.
- Toast is one of the only companies to achieve multi-state distribution, and is uniquely positioned to achieve outsized returns and market share.

It is not a zero-sum game for brands today

There is a small group of brands that has managed to build meaningful identity and a multi-state footprint presences in the US to date. Since there are only a few of us, we can all grow substantially and win – it is not a zero sum game today. In several cases, we collaborate. For example, Toast is sold in Cookies stores in Oklahoma.


Lifestyle
(Celebrate)
Cannabis or
Hemp Only
Cannabis & Hemp
(Full Spectrum)
Functional
CANNABIS-INFUSED CANN SOCIAL TONIC
OLD PAL
toast
Cookies
*
KIVA CONFECTIONS
LORD JONES
CHARLOTTE'S WEB STANLEY BROTHERS
dosist
wana
MARY'S nutritionals

Vision

Toast is on track to become one of the first National Cannabis Brands

driven primarily by rapid expansion
and scaling of Cannabis (THC) markets

WA
OR
ID
MT
ND
SD
WY
NV
UT
CO
CA
AZ
NM
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
FL
AK
HI
Existing Markets
2022
2023
2024
Legalization

2-pronged growth strategy

1. Grow organically with a "land and expand model" in new markets (~15 markets in the next 24 months) by selecting a partner in each market, then earning a licensing fee by executing our go-to-market playbook for expansion.
2. Grow our sales funnel via selective and prestigious brand collaborations, which generate significant media, acquire new customers (many of who have never visited a dispensary), and distribute Toast products outside the regulated dispensary channel – thus growing brand awareness and equity.

Reasons to Invest in Toast

A high-quality brand built on CPG fundamentals ideally positioned for Cannabis 3.0 (brand centricity). Toast is a beautiful brand with proven product-market fit, and continues to be chosen by MSOs, distributors, highly coveted brand partners.

Robust pipeline expected to drive substantial growth in repeatable Toast sales.
 $12.5M+ Cumulative Retail Sales from 2017-2021; projected to grow to $100M+ total from 2022-2024, and eventually exceed $200M in Annual Retail (GMV) by 2025. Projecting 100%+ Toast Revenue CAGR from 2021-2025.

Asset-light business model with high gross margins and scalable unit economics. All-weather business model designed to be, both, nimble and opportunistic and withstand industry volatility inherit in a nascent industry.

Talented diverse team with proven operating and brand building abilities in CPG *AND* Cannabis. High performing team with 60+ years of brand-building experience, successful exits and the grit required to win. Classic CPG playbooks don't cut it (yet) and therefore it requires the grit and mettle to integrate classic CPG fundamentals with the challenges and unknowns of a nascent industry.

Investors

$10M+ in investment backed by family offices, VCs and angel investors including:

- Yaax Capital, leading global, cannabis venture capital fund
- Former COO of Citadel Group
- Former Partners of Verlinvest Consumer Fund
- Former Principal of Consumer VC firm VMG Partners
- A leading real estate, consumer and cannabis fund
- Former Global CMO of Anheuser-Busch InBev
- Founder of WhistlePig Rye and Head of Consumer at Evercore
- Senior Market Leader of Coca Cola EU

$1M+ Safe Note provides Toast with additional runway ahead of an anticipated institutional Series B round

- This is an opportunity to get in at an attractive valuation while Toast prepares for a Series B round late in 2022 that will accelerate our rapid growth trajectory from our robust, established pipeline. Several VCs have expressed interest in leading and/or participating in the Series B.

- We are also funding inventory via alternative, non-dilutive credit solutions, which will improve Toast's cost of capital and further extend the cash runway. These solutions have not been available to-date for companies in the Cannabis industry, but Toast has already received approval.

Founders

Many companies have already risen and fallen in the early years of the legal US cannabis industry. Our team is battle tested, having built a company that has not only survived, but thrived by navigating the early booms and busts of the industry and the volatility of the global pandemic. *Our Toastmasters are best in class in the industry.*



Executive Chairman Chris Burggraeve

- Largest single Toast shareholder and invested over $1M of his own capital.

- Corporate marketing and general management career spanned 23 years working for global CPG flagships Procter & Gamble, The Coca-Cola Company (Marketing Director Europe), and Anheuser Busch InBev (Global Chief Marketing Officer).

- LP in consumer/tech VCs in US/EU. Former Operating Advisor in Verlinvest, a leading Belgian family fund (Oatly, Vita Coco, Sir Kensington's, etc). Noteworthy exits: Sir Kensington's (sold to Unilever); FlashStock (sold to Shutterstock).

- Independent Board Member of publicly traded Cannabis Company AYR Wellness and investor in Arcview Collective Cannabis Fund

- Independent Board Member of VGAC II, a SPAC by Sir Richard Branson's Virgin Group. Will likely become the first CMO in Space with Virgin Galactic.

- Adjunct faculty at NYU Stern School of Business including spearheading the first cannabis course. Author of two books better connecting Wall Street (Finance) with Main Street (Marketing).



CEO Punit Seth and COO Shovahn Rincón

Punit Seth

- A seasoned strategy and operations executive with 15+ years of experience and specializations in program management, strategic planning, operations management, talent and turnaround/ transformation.

- Punit was an executive at Accenture and then worked for the world's largest hedge fund Bridgewater Associates working closely with department heads, the COO and CEO of the company.

- Punit is a native of Charleston, SC. Punit received his Bachelor of Science in Computer Information Systems and graduated Summa Cum Laude with General Honors from Clemson University. He also received his MBA from the Leonard N. Stern School of Business at New York University.

Shovahn Rincón

- Former management consulting executive at Accenture with 15+ years of experience in Portfolio Management, Business Development, Technology Strategy, Operations and Delivery. She has advised and worked alongside Senior Executives in both the commercial and non-profit sectors across 5 continents.

- Specializes in building global teams to tackle large-scale organizational transformation, including post M&A integration, back office outsourcing, and new business launches.

- Played key roles in introducing clinical services to Walgreens stores, integrating T-Mobile and Metro PCS services post merger, and architecting the outsourcing solution for back office functions at Best Buy. Clients include Facebook, T-Mobile, Walgreens, Best Buy, Cardinal Health, Bristol Myers Squibb, Greenpeace and The Red Cross, among many others.

- Shovahn graduated from Northwestern University with a Bachelor of Science in Computer Science.

Team

▪	Shovahn Rincón	Co-Founder, COO and Board Member	Associate Partner at Accenture, Northwestern

	Punit Seth	Co-Founder, CEO and Board Member	Bridgewater Associates, Accenture, NYU Stern
	Chris Burggraeve	Co-Founder and Executive Chairman	Former CMO AB InBev, Coca-Cola, P&G
	Will Clayton	Director, Corporate Development	Macquarie, Digital Bridge, SIG, Towson University
	Craig Mogan	Executive Vice President	Rialto Capital, GLG, George Washington University
	Brooke Scher	Advisor: PR & Comms	Partner Alison Brod Public Communications
	Dia Simms	Advisor	Former President Combs Enterprises (P. Diddy), CEO Lobos 1707
	David Freylikhman	Outside General Counsel	Partner at Greenberg Traurig
	Gabrielle Rein	Creative Advisor	
	Mary Louise Parker	Digital Advisor	

▫	Cat Davis	Creative
▪	Jeff Kennedy	Sales Manager
▴	Diana Luistro	Lead Designer

Perks

$100	Added to our VIP List for exclusive offers from WeToast.com
$250	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com
$500	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Get some cool Toast Swag
$1,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Toast item (confections, flower, oils) of your choice on WeToast.com
$5,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Deluxe package of Toast Product ($250 Value)
$10,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free VIP Package of Toast Product ($500 Value)

$25,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free VIP Package of Toast Product ($500 Value) 1 Hour meeting with Toast's Head of Corporate Development on industry and Toast
$50,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Deluxe VIP Package of Toast Product ($500 Value) Annual access to company performance and access to CEO for questions
$100,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Deluxe VIP Package of Toast Product ($500 Value) 1 Premium Toast Fleece by North Face Quarterly access to company performance and access to CEO for questions A Curated Toast Cannabis experience - subject to location
$250,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Deluxe VIP Package of Toast Product ($500 Value) 1 Premium Toast Fleece by North Face Quarterly access to company performance and access to CEO for questions Weekend for 2 in New York City (domestic travel, lodging) including 2 passes to the MJ Unpacked Conference May 18-May 20th and a special dinner with Toast Management Team and more!

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What is your website?	We have 2 websites: Toast Hemp eCommerce Site and our Cannabis Site

Where can I learn more about the Toast Brand?

You can view our Brand Deck.



Republic

Campaign tools

Toast

Toast is on track to become one of the first premium, national cannabis brands



YOU MUST SEE IT
ASSASSIN of YOUTH
MARIHUANA
DARING - SENSATIONAL
the TRUTH ABOUT THE FASTEST CRAZE
NOW PLAYING THEATRE
Assassin of Youth
Welcome to the End of PROHIBITION
NO MORE DRUG WAR
HELP LEGALIZE MARIJUANA!
All Amorphia's profits from these papers go to legal efforts and a media campaign to repeal marijuana prohibition.
AMORPHIA
THE CANNABIS CO-OPERATIVE
A NON-PROFIT ORGANIZATION

ay

Reserve Toast

$100 minimum investment



$35,750
Total reserved

46
Reservations

Reserve your spot now to ensure you can invest when Toast starts the offering.

Highlights

$10M+ raised Company has previously raised over $10M in capital 	**Notable Angel backing** Company is backed by a notable angel investor 
Power Founders Founders previously exited or operated a large business 	**Venture-backed** The company is backed by a venture capital firm. 

Add investment summary...

Forbes calls Toast the "Moët Hennessy of Cannabis"

Retail Sales since inception of $12M+ CAGR of 100%+

On track to become the FIRST national cannabis brand,10-15 mkts. by 2023

Toast distro. partners are highly coveted (Columbia Care, TILT, Erewhon)

Asset light, scalable, 60-80% Gross Margins, EBITDA Margin target of 30%+

Raised $10M+ from Venture Capital, Family Offices and Angels

Diverse mgmt. w/ 60+ yrs. exp.; Chairman was former Global CMO, AB InBev

Reserve Toast

$100 minimum investment

Toast is on track to become one of the 1st national cannabis brands in the USA

This is a once-in-a-lifetime opportunity to invest in a massive, high-growth industry in its infancy with existing pent up demand (it's akin to the alcohol industry shortly after the end of prohibition)

- It's early days in an industry that is expected to be larger than established categories like coffee, tobacco, and alcohol and has a far more dynamic set of consumption occasions.

- First Mover Advantage: The Budweiser or Coca-Cola of cannabis does not exist yet - leaving the door open for pioneering brands to anchor themselves in consumer minds before "big CPG" meaningfully invests in the US.

Brands like TOAST are best positioned to sustain pricing power and margins by owning the customer relationship. Brands will continue their rise to power as we move towards nationwide legalization in the next 1-3 years.

The Dawn of a New Era: Cannabis 3.0 and Brands

Reserve Toast

$100 minimum investment







CANNABIS 1.0
Pre 2014
Fragmented Traditional Market

Unregulated to regulated

CANNABIS 2.0
2014-Present
Multi-State Operators (MSOs)

Emergence of vertically integrated MSOs building out infrastructure.

CANNABIS 3.0
2021+
Brands

Brands drive sales as competition increases and consumers have choices

Concept

A new era of cannabis consumption

We are building one of the leading, affordable-luxury brands to define the post-prohibition era.

Most companies are focused on the mass market, value-driven consumer of today, which represents a small part of the total addressable market. The data shows that the fastest growing consumer segment is not the one with consumers who aim to get as high as possible, but the segment of consumers who seek to integrate cannabis into their lifestyle and identify with brands that offer curated experiences.

Toast addresses the unmet need of this growing consumer

Reserve Toast

$100 minimum investment

over drinks and deliberated over the question: If Moët Hennessy were to enter cannabis, what would they create?

The answer was TOAST



toast
GOLD
BE SOCIAL. BE MINDFUL.
100% CANNABIS
TOBACCO FREE
Slices™
5 Cannabis Cigarettes
4:1 CBD:THC
Made in USA
Net Weight 3 Grams
1:1
CBD THC
TOAST™ RESERVE
100% CANNABIS
TOBACCO FREE
5 Slices™
Small Batch

Toast was born in Aspen, CO. We're a brand centered around enhancing experiences and making celebratory moments powered by the cannabis plant. Cannabis is a 24/7 experience. From birthdays to anniversaries, and quiet moments in between – there's always a Toast for that

---

Reserve Toast

$100 minimum investment

Product

Toast launched with the joint, reimagined

Our flagship product is the Joint 2.0, a homage to the heritage of cannabis and its traditional form of social consumption. *We call our pre-rolls a Slice of Toast. They have been reimagined and elevated for the post-prohibition era.*

We offer a range of experiences that span the full spectrum of the plant -- from micro-dosed CBD + THC for the canna-curious (where 1 Slice is akin to a cocktail) to high-potency THC for the highly discerning canna-seur. Through our innovative formulation and blending techniques, Toast consumers can expect a consistent experience from batch-to-batch and market-to-market. That consistency is critical for building a national brand and a noteworthy innovation in the flower category.

There is a pre-roll for everyone, for every celebratory moment



Reserve Toast

$100 minimum investment



EMERALD	GOLD	ORIGINAL	RESERVE	MINIS	CLASSIC	INFUSED
High CBD	4:1 CBD:THC	2:1 CBD:THC	1:1 CBD:THC	Dosed THC	High THC	Infused THC
Similar to a Green Tea	Similar to a Champagne	Similar to a Cocktail	Similar to a Scotch	On-the-Go Classic	Featuring High-Potency Genetics	Cannaseur Crafted Cannabis

FULL SPECTRUM CBD   Higher THC Content and Potency →   THC

...and we've selectively extended Toast into new categories (e.g. hemp CBD) with brand partners that bring significant distribution opportunities. These curated products grow our sales funnel and expand our brand beyond the dispensary.



Confidential Collaborations soon to be announced

Traction

Toast at 7,908 feet*

Altitude of Aspen, CO

CURRENT BUSINESS	**Cannabis (THC)** ~80% of Mix	**Hemp (CBD)** ~20% of Mix
	Business Model Packaging & Licensing Revenues	**Business Model** Retail/Wholesale Finished Goods
	2022E Footprint 7+ States	**2021 Footprint** Nationwide
	Avg. Order Size $1,500 - $3,000	**Avg. Order Size** D2C = ~$100 & B2B = ~$2,000
	Gross Margins 50%+	**Gross Margins** 55-85%

Reserve Toast

$100 minimum investment

- We use a 'Rule of 40' (aka 'Golden 40') approach to maximize shareholder value; we target >50% sum of Growth (Revenue Y/Y %) + Profitability (EBITDA Margin %) as the company grows and the industry matures.
- We have a major opportunity to expand our gross margin (by 20-30%) as we scale and procure inventory at higher quantities.

	Subscale (2021)	Scaling (2022-2025)	L-T Targets (Beyond 2025)
Gross Margin %	55%	55-65%	~70%
EBITDA Margin %	Negative	Neg - 30%	~35%
Capital Intensity %	3%	0 – 3%	0%
Revenue Y/Y Growth % + EBITDA Margin %	~120%	75 - 140%	>50%

Toast generates buzz worldwide

The 'Moet Hennessy Of Cannabis' Elevates The Modern Smoke Break With Toast Emerald

Forbes

People are splurging on luxury goods during the coronavirus pandemic

NEW YORK POST

Cigarettes rolled with CBD and hemp aim to target vapers for alternative habit

FOX BUSINESS

'The new avocado toast': A former Coca-Cola and AB InBev executive reveals why every food and beverage boardroom needs to be talking about cannabis

BUSINESS INSIDER

The Most Beautiful Pre-Roll in the World

★★★★★

San Francisco Chronicle

Now You Can Legally Smoke Weed on a Luxury Tour Bus in Aspen

TOWN&COUNTRY

These Buzzy, Non-CBD, Non-THC Cannabinoids Are Poised to Take Over Beauty and Wellness in 2020

FASHIONISTA

Toast is the Most Perfect Pot Product for Parties

THEASPENTIMES

Reserve Toast

$100 minimum investment

Asset Light, High Margin and Highly Scalable Business

Toast has a "non-plant touching" business model that enables it to scale rapidly nationally.

- Every new product or market launch has a clear path to profitability in 12-18 months with significant operating leverage

- Non-plant touching approach allows Toast to scale nationally and not be subject to significant regulatory compliance complexities that plague plant touching businesses and add a significant capital burden to operations.

Brand licensing in cannabis markets accounts for ~75% of Revenue.

Toast partners with licensed operators in each market and earns a licensing fee. The model avoids the costly process of procuring cannabis licenses in each state and the significant federal, state and local regulatory and compliance complexities.



Reserve Toast

$100 minimum investment

"Toast Inside" provides access to traditional consumer channels outside the dispensary. We partner with brands with established distribution and a consumer base similar to Toast. We work together to develop innovative products.

- We leverage our partner's brand equity, quality supply chain, and distribution to acquire customers without the costs of investing in manufacturing facilities, marketing initiatives, and sales teams.

- We acquire customers who are likely to be future cannabis consumers and are canna-curious. We meet these consumers at the aisles of specialty stores and big box retailers alike. With our reputable brand partner, we build brand equity and introduce the canna-curious to cannabis with our full spectrum hemp products.

TOAST INSIDE DEALS

Exclusive Deals	Topricin	CONFIDENTIAL	FINE & RAW chocolate	CONFIDENTIAL	ZOLA BAKES	by CHLOE.
Category	OTC Topical Biomedicines	Luxury Beauty	Grocery, Confectionary Natural Food	Grocery, Beverage Natural Food	Specialty Food	Specialty Food, Plant Based
Distribution	40,000+ Big Box and Specialty Retailers, eCommerce	Neiman Marcus, Nordstrom, Violet Grey, Revolve, Beverly Hills Hotel	Whole Foods (500), Sprouts (120), Erewhon (6), Specialty Natural Food Grocers	CVS (9,900+), Whole Foods (500), Sprouts (120), Distributors: Kehe, UNFI	Goldbelly.com (sells out every week!)	15 locations in the US, Canada, and Europe
Social Media Reach	6.1k	71.8k	27.7k	22.7k	29.2k	137k

Toast has an award winning, in-house team that specializes in premiumization by significantly increasing the retail sales multiple when compared to commoditized raw material.

   

Flower

Reserve Toast

$100 minimum investment

Oil Products	Raw Material: CBD Distillate*	Toast Tincture	Toast Inside: Fine & Raw	Confidential: Skincare
Retail $/mg	$0.01	$0.15 15x	$0.30 30x	$1.08 108x









We developed our own in-house cannabis creative capability to build national campaigns that resonate with our audience while abiding by strict regulations.

National Brand Building Campaigns











loopr
toast

America's First Legal Cannabis Lounge as seen on CNN NYE Live

Intl. Renowned by Chloe launches Feelz with Toast

ZADIG & VOLTAIRE
toast

National Zadig & Voltaire Campaign

Influencer

@wetoast

Award Winning Design









COMM · MUSE · W3 · SIA · PLATINUM WINNERS · CREATIVITY · VEGA

Digital

PARADIGM MEDIA · FIELDTEST · CBDAffs

Public Relations

How Toast Aims To Build The Moët Hennessy Of Cannabis: Colorado Edition

Market

The cannabis industry rivals some of the largest and oldest CPG categories, with industry leaders yet to be named. Cannabis is one of the most versatile of any CPG category.

Cannabis also appears to be stealing market share from alcohol which we view as a positive trend that will persist.











Spirits	Coffee	Tobacco	Beer	Cannabis

Reserve Toast

$100 minimum investment



| Dominant Industry Players | DIAGEO
Moët Hennessy | Starbucks
Nestlé | Altria
PHILIP MORRIS INTERNATIONAL | ABInBev
Constellation Brands | TBD |

Cannabis is an investor-friendly industry with ideal market dynamics for a private brand like Toast to achieve outsized returns near-term.

A MASSIVE HIGH-GROWTH MARKET



- TOTAL CAGR 21%
- CBD CAGR 32%
- THC CAGR 18%

2020E: $22B ($4B US Hemp (CBD) TAM, $18B US Cannabis (THC) TAM)
2026E: $70B ($22B US Hemp (CBD) TAM, $48B US Cannabis (THC) TAM)

- US Hemp (CBD) TAM
- US Cannabis (THC) TAM

ATTRACTIVE INDUSTRY DYNAMICS

✓ Legal complexities create significant barriers to entry for many large companies

✓ Highly fragmented market that is still up-for-grabs

✓ CPG-like profile with scalable unit economics and a proven playbook for brand value creation

✓ Strong Bi-Partisan support with Democrat and Republican frameworks for legalization working through Congress. Intermediate bills are also likely to pass in the coming years (e.g. Safe Banking Act).

Pre-Rolls are one of the fastest growing categories.



Pre-roll growth
Pre-roll sales increased by 47.1% from 2019 ...

2018: $385M
2019: $640M
2020: $942M

... and were outpaced only by flower sales.



Total sales by month
Pre-roll sales recovered and continue to grow after the COVID-19 shutdowns.

December $90.4M

COVID-19 shutdowns

Market share by month

December

Reserve Toast

$100 minimum investment





COVID-19
shutdowns
6%
Total
market
Pre-roll
Flower
2018
2019
2020
2021

Competition

Toast cuts through the noise and is one of a handful of breakaway national brands

- The bottom line is that there are no Cokes or Pepsis in cannabis – no 800-pound gorillas or category killers at a national or even regional level.
- Toast is one of the only companies to achieve multi-state distribution, and is uniquely positioned to achieve outsized returns and market share.

It is not a zero-sum game for brands today

There is a small group of brands that has managed to build meaningful identity and a multi-state footprint presences in the US to date. Since there are only a few of us, we can all grow substantially and win – it is not a zero sum game today. In several cases, we collaborate. For example, Toast is sold in Cookies stores in Oklahoma.



Lifestyle
(Celebrate)
Cannabis or
Hemp Only
Cannabis & Hemp
(Full Spectrum)
Functional
CANNABIS-INFUSED SOCIAL TONIC
CANN
OLD PAL
toast
Cookies
KIVA
CONFECTIONS
LORD JONES
dosist
wana
MARY'S
nutritionals
CHARLOTTE'S WEB
STANLEY BROTHERS

Reserve Toast

$100 minimum investment

Toast is on track to become one of the first National Cannabis Brands

*driven primarily by rapid expansion
and scaling of Cannabis (THC) markets*



| Existing Markets | 2022 | 2023 | 2024 | Legalization |

2-pronged growth strategy

1. Grow organically with a "land and expand model" in new markets (~15 markets in the next 24 months) by selecting a partner in each market, then earning a licensing fee by executing our go-to-market playbook for expansion.

2. Grow our sales funnel via selective and prestigious brand collaborations, which generate significant media, acquire new customers (many of who have never visited a dispensary), and distribute Toast products outside the regulated dispensary channel – thus growing brand awareness and equity.

Reasons to Invest in Toast

Reserve Toast

$100 minimum investment

Robust pipeline expected to drive substantial growth in repeatable Toast sales. $12.5M+ Cumulative Retail Sales from 2017-2021; projected to grow to $100M+ total from 2022-2024, and eventually exceed $200M in Annual Retail (GMV) by 2025. Projecting 100%+ Toast Revenue CAGR from 2021-2025.

Asset-light business model with high gross margins and scalable unit economics. All-weather business model designed to be, both, nimble and opportunistic and withstand industry volatility inherit in a nascent industry.

Talented diverse team with proven operating and brand building abilities in CPG *AND* **Cannabis.** High performing team with 60+ years of brand-building experience, successful exits and the grit required to win. Classic CPG playbooks don't cut it (yet) and therefore it requires the grit and mettle to integrate classic CPG fundamentals with the challenges and unknowns of a nascent industry.

Investors

$10M+ in investment backed by family offices, VCs and angel investors including:

- Yaax Capital, leading global, cannabis venture capital fund
- Former COO of Citadel Group
- Former Partners of Verlinvest Consumer Fund
- Former Principal of Consumer VC firm VMG Partners
- A leading real estate, consumer and cannabis fund
- Former Global CMO of Anheuser-Busch InBev
- Founder of WhistlePig Rye and Head of Consumer at Evercore
- Senior Market Leader of Coca Cola EU

$1M+ Safe Note provides Toast with additional runway ahead of an anticipated institutional Series B round

- This is an opportunity to get in at an attractive valuation while Toast prepares for a Series B round late in 2022 that will accelerate our rapid growth trajectory from our robust, established pipeline. Several VCs have expressed interest in leading and/or

Reserve Toast

$100 minimum investment

improve Toast's cost of capital and further extend the cash runway. These solutions have not been available to-date for companies in the Cannabis industry, but Toast has already received approval.

Founders

Many companies have already risen and fallen in the early years of the legal US cannabis industry. Our team is battle tested, having built a company that has not only survived, but thrived by navigating the early booms and busts of the industry and the volatility of the global pandemic. *Our Toastmasters are best in class in the industry.*



Executive Chairman Chris Burggraeve

- Largest single Toast shareholder and invested over $1M of his own capital.
- Corporate marketing and general management career spanned 23 years working for global CPG flagships Procter & Gamble, The Coca-Cola Company (Marketing Director Europe), and Anheuser Busch InBev (Global Chief Marketing Officer).
- LP in consumer/tech VCs in US/EU. Former Operating Advisor in Verlinvest, a leading Belgian family fund (Oatly, Vita Coco, Sir Kensington's, etc). Noteworthy exits: Sir Kensington's (sold to Unilever); FlashStock (sold to Shutterstock).
- Independent Board Member of publicly traded Cannabis Company AYR Wellness and investor in Arcview Collective Cannabis Fund
- Independent Board Member of VGAC II, a SPAC by Sir Richard Branson's Virgin Group. Will likely become the first CMO in Space with Virgin Galactic.
- Adjunct faculty at NYU Stern School of Business including spearheading the first cannabis course. Author of two books better connecting Wall Street (Finance) with Main Street (Marketing).

Reserve Toast

$100 minimum investment



CEO Punit Seth and COO Shovahn Rincón

Punit Seth

- A seasoned strategy and operations executive with 15+ years of experience and specializations in program management, strategic planning, operations management, talent and turnaround/ transformation.

- Punit was an executive at Accenture and then worked for the world's largest hedge fund Bridgewater Associates working closely with department heads, the COO and CEO of the company.

- Punit is a native of Charleston, SC. Punit received his Bachelor of Science in Computer Information Systems and graduated Summa Cum Laude with General Honors from Clemson University. He also received his MBA from the Leonard N. Stern School of Business at New York University.

Shovahn Rincón

- Former management consulting executive at Accenture with 15+ years of experience in Portfolio Management, Business Development, Technology Strategy, Operations and Delivery. She has advised and worked alongside Senior Executives in both the commercial and non-profit sectors across 5 continents.

- Specializes in building global teams to tackle large-scale organizational

Reserve Toast

$100 minimum investment

T-Mobile and Metro PCS services post merger, and architecting the outsourcing solution for back office functions at Best Buy. Clients include Facebook, T-Mobile, Walgreens, Best Buy, Cardinal Health, Bristol Myers Squibb, Greenpeace and The Red Cross, among many others.

- Shovahn graduated from Northwestern University with a Bachelor of Science in Computer Science.

Add new section

Bonus perks ⓘ

f Toast launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
$100	Added to our VIP List for exclusive offers from WeToast.com
$250	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com
$500	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Get some cool Toast Swag
$1,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Toast item (confections, flower, oils) of your choice on WeToast.com
$5,000	Added to our VIP List for exclusive offers from WeToast.com 15% coupon good for 1 year on wetoast.com Free Deluxe package of Toast Product ($250 Value)
Reserve	Receive

Reserve Toast

$100 minimum investment

Reserve	Receive
$25,000	Added to our VIP List for exclusive offers from WeToast.com
	15% coupon good for 1 year on wetoast.com
	Free VIP Package of Toast Product ($500 Value)
	1 Hour meeting with Toast's Head of Corporate Development on industry and Toast

Reserve	Receive
$50,000	Added to our VIP List for exclusive offers from WeToast.com
	15% coupon good for 1 year on wetoast.com
	Free Deluxe VIP Package of Toast Product ($500 Value)
	Annual access to company performance and access to CEO for questions

Reserve	Receive
$100,000	Added to our VIP List for exclusive offers from WeToast.com
	15% coupon good for 1 year on wetoast.com
	Free Deluxe VIP Package of Toast Product ($500 Value)
	1 Premium Toast Fleece by North Face
	Quarterly access to company performance and access to CEO for questions
	A Curated Toast Cannabis experience - subject to location

Reserve	Receive
$250,000	Added to our VIP List for exclusive offers from WeToast.com
	15% coupon good for 1 year on wetoast.com
	Free Deluxe VIP Package of Toast Product ($500 Value)
	1 Premium Toast Fleece by North Face
	Quarterly access to company performance and access to CEO for questions
	Weekend for 2 in New York City (domestic travel, lodging) including 2 passes to the MJ Unpacked Conference May 18-May 20th and a special dinner with Toast Management Team and more!

About Toast

Legal Name	Toast Holdings, LLC
Founded	Oct 2015
Form	Delaware Corporation
Employees	5
Website	wetoast.com
Social Media	[f] [o]
Headquarters	149 E 23RD ST # 2054, NEW YORK, NY, United States

Reserve Toast

$100 minimum investment

Gabrielle Rein Creative Advisor	**Chris Burggraeve** Co-Founder and Executive Chairman	**Punit Seth** Co-Founder, CEO and Board Member	**Diana Luistro** Lead Designer
Shovahn Rincón Co-Founder, COO and Board Member	**Mary Louise Parker** Digital Advisor	**Cat Davis** Creative	**Craig Mogan** Executive Vice President
Will Clayton Director, Corporate Development	**Jeff Kennedy** Sales Manager	**Eric Kwon** Director, Operations	**Brooke Scher** Advisor: PR & Comms
	Dia Simms Advisor	**David Freylikhman** Outside General Counsel	

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Where can I learn more about the Toast Brand?

Where can I learn more about the Toast Brand?

You can view our Brand Deck.

What is your website?

What is your website?

Reserve Toast

$100 minimum investment



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Reserve Toast

$100 minimum investment

of Use and Privacy Policy. Please also see OpenDeal Broker's Business Continuity Plan and Additional Risk Disclosures. All issuers offering securities under regulation crowdfunding as hosted by OpenDeal Portal LLC are listed on the All Companies Page. The inclusion or exclusion of an issuer on the Platform Page and/or Republic's Homepage, which includes offerings conducted under regulation crowdfunding as well as other exemptions from registration, is not based upon any endorsement or recommendation by OpenDeal Inc, OpenDeal Portal LLC, or OpenDeal Broker LLC, nor any of their affiliates, officers, directors, agents, and employees. Rather, issuers of securities may, in their sole discretion, opt-out of being listed on the Platform Page and Homepage.

Investors should verify any issuer information they consider important before making an investment.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC verify information provided by companies on this Site and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Site can be found by searching the EDGAR database, or the offering documentation located on the Site when the offering does not require an EDGAR filing.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Reserve Toast

$100 minimum investment